FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

3Q18 Earnings Release

São Paulo, November 9, 2018 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ) announces today its results for the third quarter (July, August, and September) of 2018 (3Q18). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 3Q18 and 3Q17, except where indicated differently.

Summary of Financial Information

Executive Summary—Cosan Pro forma¹	3Q18	3Q17	Chg.%	2Q18	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17	(Apr-Jun)	3Q18/2Q18
Net Revenue	17,219.3	14,483.9	18.9%	15,070.4	14.3%
Gross profit	1,983.1	2,322.3	-14.6%	1,692.7	17.2%
EBIT	1,046.3	1,403.2	-25.4%	868.1	20.5%
EBITDA²	1,872.6	2,231.3	-16.1%	1,630.9	14.8%
Adjusted EBITDA³	2,147.2	2,413.1	-11.0%	1,864.0	15.2%
Net Income (Loss)	63.0	248.1	-74.6%	22.7	n/a
Adjusted Net Income	191.9	267.5	-28.3%	113.7	68.8%

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia.

Note 2: As of 1Q18, EBITDA excludes asset amortization arising from contracts with clients at Raízen Combustíveis.

Note 3: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S/A, as detailed in its earnings release.

Message from the CEO

With elections now behind, one would be tempted to simply look forward. There are challenges ahead indeed: passing much awaited and needed reforms, reorganizing the country to move ahead; ensuring proper regulatory framework to foster investments; increasing productivity and competitiveness; and more. But we are optimistic and remain confident that Cosan will honor its track record of endeavoring Brazilian ups and downs. Our portfolio is prepared to continue growing on a sustainable and efficient way while levering upcoming opportunities.

This was yet another quarter where we performed despite adversities and we reiterate our consolidated guidance for this year. The trucker’s strike of last May charged a toll on fuels distribution results and required an extra-mile from our team. Uncertainties related to definition of diesel subsidy mechanism and consequent delays in payment to distribution companies reduced attractiveness of import changing supply dynamics and requiring logistic reorganization. Otto-cycle volume growth lagged behind expectations. But again we outperformed the street delivering robust results. We managed to increase further ethanol production in our meals reaching record levels, to benefit from higher profitability versus sugar. Comgás delivered volume growth way above GDP, in all business segments. Moove’s international expansion continues. Rumo’s stellar operational turnaround combined with results of liability management continue to yield growing EBITDA and now consistent profits.

In attention to shareholders and investor’s concerns related to the announcement of possible corporate restructuring, Cosan decided to cancel the proposal. In line with long-term goal of simplifying corporate structure and reducing the number of listed vehicles, we announced the possible incorporation of RLOG3 by CSAN3. Additional details, however, were required for proper appreciation of the proposal. By cancelling the restructuring, we reiterate our commitment to best practice governance standards and value creation to shareholders.

We are prepared to look forward!

Marcos Marinho Lutz

CZZ’s CEO

Investor Relations
E-mail: ri@cosan.com.br Tel: +55 11 3897-9797 Website: ri.cosanlimited.com

1 of 9

COSAN LIMITED	Earnings Release
3rd Quarter of 2018

Business Units

Cosan S/A (B3: CSAN3) and Cosan Logística S/A (B3: RLOG3), companies controlled by the Company, reported its results on November 7, 2018 and November 8, 2018, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

•	Cosan S/A (CSAN3): http:/ir.cosan.com.br

•	Cosan Logística (RLOG3): http://ir.cosanlogistica.com.br

Cosan S/A and Cosan Logística S/A business units that compose Cosan Limited and interest in each reportable segment are shown below:

• Cosan S.A. (CSAN3) (60.3%)
Raízen Combustíveis (50%)	Fuel Distribution
Raízen Energia (50%)	Sugar, Ethanol and Cogeneration
Comgás (80.1%)	Natural Gas Distribution
Moove (100%)	Lubricants, Basic Oils and Specialties
Cosan Corporativo (100%)	Corporate Structure and Other Investments
• Cosan Logística S.A. (RLOG3) (72.5%)
Rumo S.A. (RAIL3) (28.5%)	Logistics Operator

Executive Summary 3Q18

Cosan S.A. (CSAN3):

Cosan S/A Proforma: Cosan S/A presented adjusted pro forma EBITDA of R$1.2 billion (-25%) in the quarter, due to the impacts in Raízen’s results, partially offset by EBITDA expansion in Comgás (normalized) and Moove. Net income came in at R$44 million (-91%), negatively affected by foreign exchange variation (non-cash) in the unhedged portion of the perpetual bond. The generation of pro forma free cash flow to equity (FCFE) totaled R$829 million in 3Q18, driven by higher debt raising at Raízen, versus a cash consumption of R$519 million in 3Q17, when two mills of Grupo Tonon were acquired by Raízen Energia. Leverage (net debt/pro forma EBITDA, normalized by Comgás’ regulatory current account) came to 2.0x at the end of 3Q18.

Raízen Combustíveis: Adjusted EBITDA fell 24% to R$683 million in 3Q18, still affected by non-recurring effects as a result of truckers’ strike, as well as lower demand in Otto cycle. Total volume sold in the period came in 1.5% higher than in 3Q17, sustained by diesel (+5%) and aviation (+9%) growth. Otto cycle fuel sales dropped (-3%), impacted by the World Cup in July, a high level of unemployment and increased fuel prices at the pump due to higher prices in the international market. In gasoline-equivalent, sales shrank 7%, with a strong increase of ethanol in replacement of gasoline. The adjustment to the supply mix following strike-related measures also raised additional logistics challenges.

Raízen Energia: Adjusted EBITDA in 3Q18, second quarter of 2018/19 crop was R$641 million (-54%), reflecting lower sugar prices, and mainly, lower volumes sold of this commodity, in line with crop commercialization strategy. Crushing totaled 24.3 million tons (-14%), affected by higher rainfall volume in the period. Agricultural productivity, measured in kilos of TRS/hectare, came 7% lower than 3Q17, due to off-season drier weather, which increases sucrose concentration in the cane, but reduces density of the sugarcane. Sugar-equivalent production was 12% lower than the previous crop, in line with lower crushing in the period, with a mix of 51% for ethanol (versus 43% in 3Q17), on the back of higher ethanol profitability.

Comgás: EBITDA, normalized by regulatory current account effect, increased 14% to R$546 million, mainly boosted by higher sales volume (+9% versus 3Q17, ex-thermal power) and strict control of operating expenses. Industrial segment volume was 7% higher than the same period last year due to negotiations to increase volumes. New connections (110,000 in the last 12 months), bolstered residential segment consumption (+7%). In the commercial segment, volume was up 13% on the back of the uptake in economic activity and addition of 1,100 clients to the base in 2017.

Moove: 3Q18 EBITDA reached R$60 million (+34%), bolstered by expansion of international operations and improved mix of products sold.

2 of 9

COSAN LIMITED	Earnings Release
3rd Quarter of 2018

Cosan Logística S.A. (RLOG3):

Rumo reached R$ 952 million (+19%) EBITDA in 3Q18. The largest volumes transported (+ 15%, 16 billion TKUs) reflect increased capacity following investment plan and continuous improvement in operational efficiency, allowing market share gains and significant growth in grain transportation. The record soybean crop extended the grain export period and attenuated the lower corn production in some states, causing the transported agricultural volume to grow by 14%, adding to the ramp-up of fertilizer volumes in Northern Operations. Variable cost grew below volume expansion, since the reduction in fuel consumption (liters/TKB:-4.5%) compensated for higher diesel prices. In turn, fixed costs remained stable, allowing an increase of 2.2 p.p. of EBITDA margin (50.7%). Strong EBITDA growth coupled with prepayment of expensive debt lines and reduction in cost of debt resulted in a net profit of R$229 million in the period.

Cosan Limited Proforma:

Adjusted EBITDA came to R$2.1 billion (-11%), impacted by the effects previously described in Raízen’s results, partially offset by EBITDA expansion in Comgás (normalized), Moove and Rumo. CZZ posted net income of R$63 million in the quarter, dropping 75% compared to 3Q17, affected by negative foreign exchange variation in the perpetual bond at Cosan S/A, neutralized in part by higher net income at Cosan Logística S/A.

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center.

3 of 9

COSAN LIMITED	Earnings Release
3rd Quarter of 2018

Main Operational and Financial Metrics

Raízen Combustíveis

	3Q18	3Q17	Chg.%	2Q18	Chg.%
	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17	(Apr-Jun)	3Q18/2Q18
Otto Cycle Volume (Gasoline+ Ethanol) (‘000 cbm)	2,858	2,958	-3%	2,740	4%
Gasoline Equivalent[4] Volume (‘000 cbm)	2,567	2,760	-7%	2,512	2%
Diesel Volume (‘000 cbm)	3,185	3,028	5%	2,828	13%
Adjusted EBITDA Margin[5] (BRL/cbm)	102	136	-25%	87	17%
Adjusted EBIT[5] (BRL/cbm)	75	110	-31%	61	24%

Note	4: Sum of gasoline and ethanol volumes, adjusted by the energy coefficient of 0,7221.
Note	5: Excludes asset sale and other non-recurring items. From 2Q18 onwards includes asset amortization arising from contracts with clients.

Raízen Energia

Indicators	3Q18	3Q17	Chg.%
	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17
Sugarcane Crushed (mln mt)	24.3	28.3	-14%
TRS/ha	9.6	10.3	7%
Sugar/Ethanol Production Mix	49% x 51%	57% x 43%	n/a
Adjusted EBITDA[6] (BRL mln)	641	1,394	-54%
Adjusted EBIT6/TRS sold (BRL/ton)	10	262	-96%

Note	6: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Comgás

	3Q18	3Q17	Chg.%	2Q18	Chg.%
	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17	(Apr-Jun)	3Q18/2Q18
Total Sales Volume (cbm) Ex-Thermal Power	1,209	1,114	9%	1,111	9%
Normalized EBITDA[7] (BRL mln)	546	477	14%	491	11%
IFRS EBITDA (BRL mln)	388	463	-16%	331	17%

Note	7: Includes the effect from the regulatory Current Account.

Moove

	3Q18	3Q17	Chg.%	2Q18	Chg.%
	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17	(Apr-Jun)	3Q18/2Q18
Total Sales Volume[8] (‘000 cbm)	92	93	-2%	88	4%
EBITDA (BRL mln)	60	44	34%	66	-9%

Note	8: Considering the volume sold of finished lubricants and base oil.

Rumo

Operating and Financial Performance Index	3Q17	3Q18	Chg. %	9M17	9M18	Chg. %
Consolidated
Operating ratio	70%	68%	-2.7%	74%	72%	-3,1%
Diesel Consumption (liters/ ‘000 GTK)	4.4	4.2	-4.5%	4.6	4.4	-4.3%
Rail accidents (Accidents /Km)	15.4	15	-2.6%	15.4	15	-2.6%
Personal Accidents (Accidents /MM MHW)	0.3	0.3	-3.2%	0.3	0.3	-3.2%
North Operation
Total volume transported (RTK million)	9.2	11.3	22.4%	24.6	28.6	16.4%
Cycle of railcars – Grains from Rondonópolis (MT) – Santos (SP)	9.6	9.3	-3.1%	9.8	10	2.0%
South Operation
Total volume transported (RTK million)	4.3	4.2	-1.9%	10.4	11.1	6.4%
Cycle of railcars – Grains from North PR – Ports PR/SC	6.9	7.0	1.4%	7.1	7.7	8.5%

Note	9: Operating Ratio calculation considers proportional allocation of part of 4Q16 depreciation in prior quarters from the same year.

4 of 9

COSAN LIMITED	Earnings Release
3rd Quarter of 2018

Cosan Corporate Results

The following table provides a breakdown of the 3Q18 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S/A Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S/A Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
3Q18
Net Revenue	21,053.1	5,452.1	1,901.0	1,011.5	0.4	(26,505.2)	0.0	2,912.9	1,877.1	—	(11.6)	4,778.4
Cost of Goods and Services Sold	(20,183.8)	(5,099.5)	(1,377.3)	(839.1)	(2.6)	25,283.3	(0.0)	(2,219.0)	(1,198.8)	—	11.6	(3,406.2)
Gross Profit	869.3	352.5	523.7	172.4	(2.2)	(1,221.9)	—	694.0	678.3	—	—	1,372.2
Gross Margin (%)	4.1%	6.5%	27.5%	17.0%	n/a	4.6%	0.0%	23.8%	36.1%	n/a	—	28.7%
Selling Expenses	(319.8)	(255.6)	(155.3)	(97.7)	(0.2)	575.5	—	(253.2)	(2.0)	—	—	(255.2)
General and Administrative Expenses	(117.3)	(171.4)	(89.3)	(33.0)	(32.3)	288.7	—	(154.5)	(77.7)	(10.3)	—	(242.6)
Other Operating Income (Expenses)	84.9	(9.5)	(7.8)	(0.1)	(32.3)	(75.4)	—	(40.2)	(4.5)	—	—	(44.7)
Equity Pick-up	0.0	(7.4)	—	(3.9)	238.6	7.4	(152.4)	82.2	3.3	66.3	(66.3)	85.5
Depreciation and Amortization	45.2	620.0	116.3	22.1	2.8	(665.2)	—	141.2	354.7	0.1	—	495.9
EBITDA	562.3	528.7	387.6	59.8	174.4	(1,091.0)	(152.4)	469.4	952.0	56.0	(66.3)	1,411.2
EBITDA Margin (%)	2.7%	9.7%	20.4%	5.9%	n/a	4.1%	n/a	16.1%	50.7%	n/a	n/a	29.5%
Financial result	(181.0)	(114.7)	(55.4)	(10.6)	(185.3)	295.7	—	(251.4)	(257.5)	7.6	(22.4)	(523.7)
Income and Social Contribution Taxes	(48.2)	106.7	(48.5)	(8.3)	57.6	(58.5)	—	0.7	(111.8)	(0.3)	7.6	(103.7)
Non-controlling Interest	(12.5)	(7.9)	—	(0.4)	—	20.4	(33.3)	(33.7)	(164.3)	(0.3)	(26.7)	(224.9)
	—	—	—	—	—	—	—	—	—	—	—	—
Net Income	275.3	(107.2)	167.4	18.3	43.9	(168.2)	(185.7)	43.9	63.8	63.0	(107.8)	63.0

Earnings by Business Unit	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan Corporate	Desconsolidation Raízen	Adjustments and Elimination	Cosan S/A Accounting	Cosan Logistica	Cosan Limited (Parent Company)	Adjustments and Elimination	CZZ
9M18
Net Revenue	60,142.7	14,056.5	4,924.7	2,562.8	0.8	(74,199.2)	-0.0	7,488.3	4,938.3	—	(30.3)	12,396.3
Cost of Goods and Services Sold	(57,530.4)	(12,834.9)	(3,460.1)	(2,083.7)	(2.7)	70,365.4	0.0	(5,546.4)	(3,316.0)	—	30.3	(8,832.2)
Gross Profit	2,612.2	1,221.6	1,464.6	479.1	(1.9)	(3,833.9)	—	1,941.8	1,622.4	—	—	3,564.2
Gross Margin (%)	4.3%	8.7%	29.7%	18.7%	n/a	5.2%	0.0%	25.9%	32.9%	n/a	—	28.8%
Selling Expenses	(1,004.8)	(595.7)	(461.9)	(277.5)	(0.2)	1,600.4	—	(739.6)	(8.2)	—	—	(747.8)
General and Administrative Expenses	(367.6)	(500.7)	(247.9)	(92.4)	(95.9)	868.4	—	(436.2)	(215.5)	(40.6)	—	(692.3)
Other Operating Income (Expenses)	281.7	149.8	(12.1)	(4.2)	(58.8)	(431.5)	—	(75.2)	(13.0)	(0.0)	—	(88.2)
Equity Pick-up	0.0	(12.9)	—	0.2	842.5	12.9	(401.9)	440.8	8.4	195.5	(195.5)	449.2
Depreciation and Amortization	146.0	1,661.7	350.1	71.4	10.4	(1,807.7)	—	431.9	1,051.7	0.2	—	1,483.9
EBITDA	1,667.5	1,923.8	1,092.8	176.6	696.0	(3,591.3)	(401.9)	1,563.6	2,445.8	155.1	(195.5)	3,969.0
EBITDA Margin (%)	2.8%	13.7%	22.2%	6.9%	n/a	4.8%	n/a	20.9%	49.5%	n/a	n/a	32.0%
Financial result	(513.4)	(266.6)	(143.0)	(14.3)	(563.2)	780.0	—	(720.5)	(1,065.8)	49.4	(51.2)	(1,788.2)
Income and Social Contribution Taxes	(213.4)	116.4	(179.5)	(24.7)	202.9	97.0	—	(1.3)	(192.8)	(7.3)	15.0	(186.4)
Non-controlling Interest	(32.9)	(7.9)	—	(0.5)	—	40.8	(84.0)	(84.6)	(98.5)	(5.0)	(130.5)	(318.6)
	—	—	—	—	—	—	—	—	—	—	—	—
Net Income	761.8	104.0	420.2	65.7	325.3	(865.8)	(485.9)	325.3	36.9	192.0	(362.2)	192.0

Note

10: As of 1Q18, the results of Cosan and its Business Units were impacted by the adoption of the new accounting standards (IFRS 15 and IFRS 9), as detailed in the quarterly financial statements as of September 30, 2018.

5 of 9

COSAN LIMITED	Earnings Release
3rd Quarter of 2018

Loans and Financing

In September 30, 2018, Cosan Limited’s (CZZ Corporate) gross debt totaled R$ 1.9 billion, and cash and cash equivalents came to R$ 810 million, in line with 2Q18. CZZ Corporate’s net debt ended the period at R$ 1.1 billion.

Loans and Financing 3Q18 BRL mln	Comgás	Moove	Cosan Corporate	Consolidated	Raízen Energia	Raízen Combustíveis	Consolidated Pro forma	Cosan Logística	Cosan Limited	CZZ Pro forma
Opening balance of pro forma net debt	1,387.6	567.4	2,634.2	4,589.3	4,086.8	988.3	9,664.4	7,095.3	1,073.6	17,833.3
Cash, cash equivalents and marketable securities	2,467.1	155.7	1,838.2	4,461.0	1,175.7	345.8	5,982.6	2,571.9	844.8	9,399.3
Gross Debt	3,854.7	723.1	4,472.4	9,050.3	5,262.6	1,334.2	15,647.0	9,667.2	1,918.4	27,232.6
Cash items	(496.4)	(5.4)	(112.3)	(614.1)	766.0	691.8	843.7	(593.0)	(65.0)	185.7
Funding	0.2	(0.4)	28.9	28.8	875.2	704.3	1,608.2	0.4	—	1,608.6
Payment of principal on loans and borrowings	(518.6)	(0.0)	(15.0)	(533.7)	(63.3)	(1.0)	(597.9)	(330.5)	—	(928.5)
Payment of Interest on loans borrowings	(49.1)	(3.5)	(144.1)	(196.7)	(45.9)	(11.5)	(254.1)	(265.0)	(61.2)	(580.3)
Derivatives	71.0	(1.4)	17.9	87.5	—	—	87.5	2.2	(3.8)	85.9
Noncash items	98.2	21.9	271.1	391.3	118.8	(48.4)	461.6	188.7	70.0	720.4
Provision for interest (accrual)	63.0	7.2	94.4	164.5	72.9	17.0	254.4	178.7	29.4	462.5
Monetary variation and MTM adjustment of debt	(31.3)	3.6	69.9	42.2	69.0	30.7	142.0	122.3	43.1	307.4
Exchange variation, net of derivatives	66.6	11.1	106.8	184.5	-23.1	-96.1	65.2	-112.2	-2.6	-49.6
Closing balance of gross debt	3,456.5	739.7	4,631.3	8,827.5	6,147.3	1,977.6	16,952.3	9,263.0	1,923.4	28,138.7
Cash, cash equivalents and marketable securities	2,431.0	145.1	1,899.2	4,475.4	1,230.9	978.0	6,684.3	2,386.7	809.7	9,880.7
Closing balance of pro forma net debt	1,025.5	594.6	2,732.0	4,352.1	4,916.4	999.6	10,268.1	6,876.2	1,113.7	18,258.0
Obligations due to preferred shareholders of subsidiaries	—	—	1,082.0	1,082.0	—	—	1,082.0	—	—	1,082.0
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	1,025.5	594.6	3,814.0	5,434.1	4,916.4	999.6	11,350.1	6,876.2	1,113.7	19,340.0

6 of 9

COSAN LIMITED	Earnings Release
3rd Quarter of 2018

Cash Flow Reconciliation

Cash Flow Statement	3Q18
BRL mln	Comgás	Moove	Cosan Corporate	Eliminations	Cosan S/A	Raízen Combined	Eliminations	Cosan S/A Pro forma	Cosan Logística	Cosan Limited (Parent Company)	Eliminations/ Adjusted	CZZ Proforma
EBITDA	387.6	59.8	174.4	(152.4)	469.4	545.5	(84.1)	930.8	952.0	56.0	(66.3)	1,872.6
Noncash impacts on EBITDA	29.8	9.8	(214.4)	152.4	(22.4)	169.6	84.1	231.3	76.0	(62.5)	66.3	311.1
Changes in assets and liabilities	137.7	(53.5)	(6.7)	—	77.6	(886.9)	—	(809.3)	(45.0)	(2.0)	—	(856.3)
Operating financial result	35.7	(3.2)	12.4	—	44.8	(16.3)	—	28.5	38.3	4.6	—	71.5
Operating Cash Flow	590.8	12.9	(34.3)	—	569.4	(188.1)	—	381.3	1,021.4	(3.8)	—	1,398.8
CAPEX	(130.4)	(11.1)	(2.0)	—	(143.5)	(258.2)	—	(401.7)	(536.5)	—	—	(938.2)
Other	—	(0.7)	(1.4)	—	(2.1)	20.7	—	18.6	53.4	—	—	72.0
Cash Flow from Investing Activities	(130.4)	(11.9)	(3.3)	—	(145.6)	(237.5)	—	(383.0)	(483.1)	—	—	(866.2)
Funding	0.2	(0.4)	28.9	—	28.8	1,579.5	—	1,608.2	0.4	—	—	1,608.6
Loans amortization (Principal)	(518.6)	(0.0)	(15.0)	—	(533.7)	(81.0)	—	(614.6)	(407.7)	—	—	(1,022.4)
Loans amortization (Interest)	(49.1)	(3.5)	(144.1)	—	(196.7)	(59.4)	—	(256.1)	(318.5)	(61.2)	—	(635.8)
Derivatives	71.0	(1.4)	17.9	—	87.5	—	—	87.5	2.2	(3.8)	—	85.9
Other	0.0	(9.3)	14.7	—	5.4	0.7	—	6.1	0.6	0.0	—	6.8
Cash Flow from Financing Activities	(496.4)	(14.7)	(97.6)	—	(608.6)	1,439.8	—	831.2	(723.1)	(65.0)	—	43.1
Dividends received	—	—	328.5	—	328.5	—	(328.5)	0.0	(0.0)	—	—	0.0
Free Cash Flow to Equity	(36.1)	(13.7)	193.3	—	143.6	1,014.2	(328.5)	829.4	(184.8)	(68.8)	—	575.8
Cosan S.A	—	—	(150.9)	—	(150.9)	—	328.5	177.6	(0.7)	(0.4)	—	176.4
Cosan Limited	—	0	0	—	—	—	—	—	0	0	0	—
Non-controlling Shareholders	—	—	—	—	—	(339.6)	—	(339.6)	—	—	—	(339.6)
Dividends paid	—	—	(150.9)	—	(150.9)	(339.6)	328.5	(162.0)	(0.7)	(0.4)	—	(163.2)
Exchange variation impact on cash and cash equivalents	—	3.0	18.6	—	21.7	12.6	—	34.3	0.3	34.1	—	68.8
Cash Generation (Burn) in the Period	(36.1)	(10.6)	61.1	—	14.4	687.3	—	701.7	(185.2)	(35.1)	—	481.4

7 of 9

COSAN LIMITED	Earnings Release
3rd Quarter of 2018

Financial Statements

Cosan Limited – Accounting

Indicators	3Q18	3Q17	Chg.%	2Q18	Chg.%	9M18	9M17	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17	(Apr-Jun)	3Q18/2Q18	(Jan-Sep)	(Jan-Sep)	9M18/9M17
EBITDA	1,411.2	1,665.7	-15.3%	1,240.0	13.8%	3,969.0	3,840.1	3.4%
CAPEX	704.6	627.2	12.3%	698.8	0.8%	2,009.8	1,768.1	13.7%

Income Statement for the Period	3Q18	3Q17	Chg.%	2Q18	Chg.%	9M18	9M17	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17	(Apr-Jun)	3Q18/2Q18	(Jan-Sep)	(Jan-Sep)	9M18/9M17
Net Revenue	4,778.4	3,711.0	28.8%	4,074.5	17.3%	12,396.3	9,865.3	25.7%
Cost of Goods and Services Sold	(3,406.2)	(2,405.6)	41.6%	(2,913.3)	16.9%	(8,832.2)	(6,567.2)	34.5%
Gross profit	1,372.2	1,305.4	5.1%	1,161.2	18.2%	3,564.2	3,298.0	8.1%
Selling, general & administrative expenses	(497.7)	(471.2)	5.6%	(483.9)	2.9%	(1,440.0)	(1,420.5)	1.4%
Other net operating income (expenses)	(44.7)	(30.5)	46.5%	(20.9)	n/a	(88.2)	(94.3)	-6.4%
Financial results	(523.7)	(522.8)	0.2%	(743.8)	-29.6%	(1,788.2)	(1,825.7)	-2.1%
Equity Pick-up	85.5	415.8	-79.4%	68.9	24.1%	449.2	713.3	-37.0%
Expenses with income and social contribution taxes	(103.7)	(148.9)	-30.4%	0.3	n/a	(186.4)	(228.7)	-18.5%
Non-controlling interest	(224.9)	(299.7)	-25.0%	40.8	n/a	(318.6)	(217.7)	46.3%
Net Income (Loss)	63.0	248.1	-74.6%	22.7	n/a	192.0	224.4	-14.5%

Balance Sheet	3Q18	2Q18
BRL mln	09/30/18	06/30/18
Cash and cash equivalents	4,023	4,073
Marketable Securities	3,649	3,805
Trade accounts receivable	1,625	1,547
Inventories	770	762
Derivative financial instruments	2,283	1,741
Other current assets	1,088	1,166
Other non-current assets	4,178	4,222
Investments	8,101	8,367
Property, plant and equipment	12,323	12,084
Intangible assets	16,899	16,926
Total Assets	54,938	54,692

Loans and borrowings	22,155	22,343
Financial instruments and derivatives	24	31
Trade accounts payable	2,719	2,535
Payroll	305	241
Other current liabilities	1,969	1,920
Other non-current liabilities	11,269	11,351
Shareholders’ Equity	16,497	16,271
Total Liabilities	54,938	54,692

8 of 9

COSAN LIMITED	Earnings Release
3rd Quarter of 2018

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators	3Q18	3Q17	Chg.%	2Q18	Chg.%	9M18	9M17	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17	(Apr-Jun)	3Q18/2Q18	(Jan-Sep)	(Jan-Sep)	9M18/9M17
EBITDA	1,872.6	2,231.3	-16.1%	1,630.9	14.8%	5,331.8	5,225.6	2.0%
Adjusted EBITDA	2,147.2	2,413.1	-11.0%	1,864.0	15.2%	5,959.6	5,939.3	0.3%
Investments	865.7	815.9	6.1%	972.6	-11.0%	2,954.6	2,743.3	7.7%

Income Statement for the Period	3Q18	3Q17	Chg.%	2Q18	Chg.%	9M18	9M17	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q18/3Q17	(Apr-Jun)	3Q18/2Q18	(Jan-Sep)	(Jan-Sep)	9M18/9M17
Net Revenue	17,219.3	14,483.9	18.9%	15,070.4	14.3%	47,201.9	40,299.2	17.1%
Cost of Goods and Services Sold	(15,236.1)	(12,161.6)	25.3%	(13,377.7)	13.9%	(41,724.7)	(34,780.7)	20.0%
Gross profit	1,983.1	2,322.3	-14.6%	1,692.7	17.2%	5,477.1	5,518.5	-0.7%
Selling, general & administrative expenses	(929.5)	(925.0)	0.5%	(881.8)	5.4%	(2,674.1)	(2,613.7)	2.3%
Other net operating income (expenses)	(7.3)	5.9	n/a	57.2	n/a	131.1	(14.8)	n/a
Financial results	(671.5)	(521.1)	28.9%	(931.7)	-27.9%	(2,178.2)	(1,927.1)	13.0%
Equity Pick-up	(2.3)	5.4	n/a	17.8	n/a	9.9	(17.9)	n/a
Expenses with income and social contribution taxes	(74.4)	(330.9)	-77.5%	30.2	n/a	(234.9)	(480.4)	-51.1%
Non-controlling interest	(235.1)	(308.6)	-23.8%	38.3	n/a	(338.9)	(240.2)	41.1%
Net Income (Loss)	63.0	248.1	-74.6%	22.7	n/a	192.0	224.4	-14.5%

Balance Sheet	3Q18	2Q18
BRL mln	09/30/18	06/30/18
Cash and cash equivalents	6,217	5,595
Marketable Securities	3,664	3,805
Trade accounts receivable	3,408	2,985
Inventories	3,656	2,976
Derivative financial instruments	3,656	2,401
Other current assets	3,631	3,543
Other non-current assets	6,927	6,939
Investments	673	670
Property, plant and equipment	18,896	18,894
Intangible assets	19,746	19,757
Total Assets	70,473	67,564
Loans and borrowings	31,218	29,645
Financial instruments and derivatives	971	455
Trade accounts payable	5,088	4,675
Payroll	540	558
Other current liabilities	3,126	2,863
Other non-current liabilities	12,904	12,987
Shareholders’ Equity	16,627	16,382
Total Liabilities	70,473	67,564

9 of 9

Cosan Limited

Consolidated interim financial statements as of

September 30, 2018

Cosan Limited

Consolidated interim financial statements

September 30, 2018

Report on Review of Interim Financial Information

To the Management, Board of Directors and Shareholders of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“Company”) for the quarter ended September 30, 2018, which comprises the statement of financial position as of September 30, 2018, and the respective statements of profit and loss and comprehensive income for the three and nine-month periods then ended and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – IASB. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, consequently, does not enabled us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above has not been prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB.

São Paulo, November 9, 2018

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Accountant CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	6	4,023,197	4,555,177
Marketable securities	7	3,648,629	3,853,343
Trade receivables	8	1,625,033	1,277,766
Derivative financial instruments	28	125,605	317,763
Inventories		769,589	663,061
Receivables from related parties	10	45,312	30,059
Income tax receivable		282,588	312,274
Other current tax receivable	9	400,324	327,410
Dividends receivable		7,526	13,466
Other financial assets		—	1,340,000
Other current assets		352,004	343,617

Total current assets		11,279,807	13,033,936
Trade receivables	8	49,644	44,654
Restricted cash	7	113,908	225,634
Deferred tax assets	20	1,545,518	1,636,080
Receivables from related parties	10	87,463	169,755
Income tax receivable		281,078	247,996
Other non-current tax receivable	9	786,380	778,820
Judicial deposits	21	849,136	766,107
Derivative financial instruments	28	2,157,812	844,450
Other non-current assets		465,235	472,753
Investments in associates	11	349,089	301,342
Investments in joint ventures	12	7,751,661	8,447,799
Property, plant and equipment	13	12,322,605	11,681,575
Intangible assets and goodwill	14	16,898,580	16,973,610

Total non-current assets		43,658,109	42,590,575

Total assets		54,937,916	55,624,511

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2018	December 31, 2017
Liabilities
Loans, borrowings and debentures	15	2,046,866	3,903,392
Leases	16	121,701	261,344
Real estate credit certificates		14,066	86,745
Derivative financial instruments	28	418	1,520
Trade payables	18	2,719,061	2,433,995
Employee benefits payable		305,119	291,080
Income tax payables		12,538	21,146
Other taxes payable	19	320,757	418,878
Concessions payables	17	29,385	27,413
Dividends payable		29,075	191,478
Payables to related parties	10	389,127	328,263
Deferred revenue		9,552	11,529
Other financial liabilities		410,874	382,702
Other current liabilities		632,011	662,835

Total current liabilities		7,040,550	9,022,320

Loans, borrowings and debentures	15	20,108,310	17,785,554
Leases	16	463,938	682,794
Preferred shareholders payable in subsidiaries		1,082,021	1,442,679
Derivative financial instruments	28	23,276	113,565
Other taxes payable	19	155,479	161,637
Provision for legal proceedings	21	1,389,816	1,348,157
Concessions payables	17	3,113,172	2,905,921
Post-employment benefits	29	500,153	485,459
Deferred tax liabilities	20	3,925,184	3,902,310
Deferred revenue		43,930	56,495
Other non-current liabilities		595,024	658,207

Total non-current liabilities		31,400,303	29,542,778

Total liabilities		38,440,853	38,565,098

Shareholders’ equity	22
Share capital		5,328	5,328
Additional paid-in capital		3,106,685	3,245,543
Accumulated other comprehensive loss		(715,919)	(394,212)
Retained earnings		3,300,509	3,182,098

Equity attributable to:
Owners of the Company		5,696,603	6,038,757
Non-controlling interests	11	10,800,460	11,020,656

Total shareholders’ equity		16,497,063	17,059,413

Total shareholders’ equity and liabilities		54,937,916	55,624,511

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and nine month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	July 1, 2018 to September 30, 2018		January 1, 2018 to September 30, 2018		July 1, 2017 to September 30, 2017		January 1, 2017 to September 30, 2017
Net sales	24		4,778,417		12,396,336		3,711,023		9,865,262
Cost of sales	25		(3,406,199)		(8,832,176)		(2,405,635)		(6,567,249)

Gross profit			1,372,218		3,564,160		1,305,388		3,298,013

Selling expenses	25		(255,186)		(747,787)		(255,269)		(794,287)
General and administrative expenses	25		(242,555)		(692,260)		(215,948)		(626,231)
Other income (expenses), net	26		(44,706)		(88,226)		(30,510)		(94,269)

Operating expenses			(542,447)		(1,528,273)		(501,727)		(1,514,787)

Income before interest in earnings of investees and financial results			829,771		2,035,887		803,661		1,783,226

Interest in earnings of subsidiaries	11		1,390		17,028		5,658		6,984
Interest in earnings of joint ventures	12		84,089		432,202		410,178		706,272

Interest in earnings of investees			85,479		449,230		415,836		713,256
Finance expense			(925,992)		(1,938,293)		(841,177)		(2,606,547)
Finance income			179,977		527,068		177,290		695,061
Foreign exchange, net			(408,650)		(1,876,386)		293,593		99,860
Derivatives			631,001		1,499,434		(152,484)		(14,026)

Finance results, net	27		(523,664)		(1,788,177)		(522,778)		(1,825,652)
Profit before taxes			391,586		696,940		696,719		670,830

Income tax (expenses) benefits	20
Current			(109,297)		(93,110)		(96,976)		(138,315)
Deferred			5,630		(93,291)		(51,917)		(90,387)

			(103,667)		(186,401)		(148,893)		(228,702)

Profit for the period			287,919		510,539		547,826		442,128

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit plan			—		(1,042)		—		—
Gain on share subscription of subsidiary			—		—		—		9,000

			—		(1,042)		—		9,000
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect			(55,920)		(275,943)		19,676		3,811
(Loss) gain on cash flow hedge in joint ventures			(28,983)		(112,937)		(50,067)		272,136
Changes in fair value of available for sale securities			42		95		48		3,371

			(84,861)		(388,785)		(30,343)		279,318
Total other comprehensive income, net of tax			(84,861)		(389,827)		(30,343)		288,318

Total comprehensive income			203,058		120,712		517,483		730,446

Total net income attributable to:
Owners of the Parent			62,997		191,983		248,110		224,444
Non-controlling interests			224,922		318,556		299,716		217,684

			287,919		510,539		547,826		442,128
Total comprehensive (loss) income attributable to:
Owners of the Company			(6,199)		(129,724)		234,989		407,390
Non-controlling interests			209,257		250,436		282,494		323,056

			203,058		120,712		517,483		730,446
Basic earnings per share from:	23
Continuing operations		R$	0.2575	R$	0.7873	R$	0.9367	R$	0.8478
Diluted earnings per share from:	23
Continuing operations		R$	0.2467	R$	0.7528	R$	0.8294	R$	0.7426

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the nine month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

New standards, interpretations and changes adopted by the Company—Note 3.2	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725

Profit for the period	—	—	—	191,983	191,983	318,556	510,539
Other comprehensive income:
Loss on cash flow hedge in joint ventures	—	—	(67,238)	—	(67,238)	(45,699)	(112,937)
Foreign currency translation effects	—	—	(254,310)	—	(254,310)	(21,633)	(275,943)
Actuarial loss on defined benefit plan	—	—	(215)	—	(215)	(827)	(1,042)
Change in fair value of available for sale securities	—	—	56	—	56	39	95

Total comprehensive income for the period	—	—	(321,707)	191,983	(129,724)	250,436	120,712

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(7,349)	—	—	(7,349)	7,349	—
Share options exercised – Subsidiaries	—	14,795	—	—	14,795	9,753	24,548
Dividends	—	—	—	(69,622)	(69,622)	(72,554)	(142,176)
Business combination	—	—	—	—	—	7,199	7,199
Share-based payment transactions	—	32,487	—	—	32,487	6,994	39,481

Total contributions by and distributions to owners of the Company	—	39,933	—	(69,622)	(29,689)	(41,259)	(70,948)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(178,791)	—	—	(178,791)	(424,635)	(603,426)

At September 30, 2018	5,328	3,106,685	(715,919)	3,300,509	5,696,603	10,800,460	16,497,063

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the nine month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Profit for the period	—	—	—	224,444	224,444	217,684	442,128
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	169,237	—	169,237	102,899	272,136
Foreign currency translation effects	—	—	6,014	—	6,014	(2,203)	3,811
Gain on share subscription of an subsidiary	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of available for sale securities	—	—	2,097	—	2,097	1,274	3,371

Total comprehensive income for the period	—	—	182,946	224,444	407,390	323,056	730,446

Contributions by and distributions to owners of the Company:
Share options exercised – Subsidiaries	—	21,933	—	—	21,933	2,815	24,748
Dividends—non-controlling interests	—	(13,815)	—	—	(13,815)	13,815	—
Increase capital	—	—	—	—	—	13,097	13,097
Dividends	—	—	—	(64,921)	(64,921)	(294,158)	(359,079)
Share-based payment transactions	—	17,346	—	—	17,346	5,216	22,562

Total contributions by and distributions to owners of the Company	—	25,464	—	(64,921)	(39,457)	(259,215)	(298,672)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(152,447)	—	—	(152,447)	(131,773)	(284,220)

At September 30, 2017	5,328	3,924,608	(297,508)	2,855,521	6,487,949	9,669,354	16,157,303

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the nine month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2018	September 30, 2017
Cash flows from operating activities
Profit before taxes		696,940	670,830
Adjustments for:
Depreciation and amortization		1,483,860	1,343,593
Lease and concession		152,645	143,277
Interest in earnings of associates	11	(17,028)	(6,984)
Interest in earnings of joint ventures	12	(432,202)	(706,272)
Losses on disposals of assets		2,809	33,841
Share-based payments		40,616	10,929
Legal proceedings provision		87,040	70,020
Indexation charges, interest and exchange, net		1,883,010	1,938,691
Provisions for employee benefits		135,708	108,505
Allowance for doubtful accounts		11,909	23,381
Deferred revenue		(8,542)	(12,735)
Other		(22,068)	(22,191)

		4,014,697	3,594,885
Changes in:
Trade receivables		(278,380)	(142,457)
Inventories		(78,373)	13,674
Other taxes, net		(203,824)	(205,767)
Related parties, net		(10,705)	48,458
Trade payables		231,639	69,611
Other financial liabilities		8,679	60,530
Employee benefits		(138,853)	(89,069)
Provision for legal proceedings		(97,402)	(59,906)
Judicial deposits		(48,227)	(30,438)
Post-employment benefits		(23,200)	(20,120)
Cash received on sale of credit rights		1,340,000	—
Concessions payable		(79,681)	(84,039)
Other assets and liabilities, net		(213,075)	9,172

		408,598	(430,351)

Net cash generated by operating activities		4,423,295	3,164,534

Cash flows from investing activities
Capital contribution in associates		(7,517)	(3,967)
Marketable securities		344,615	(594,602)
Restricted cash		112,549	(24,696)
Dividends received from associates		11,251	7,629
Dividends received from joint ventures		1,052,127	902,210
Acquisition of subsidiary, net of cash acquired		(73,945)	—
Acquisition of property, plant and equipment and intangible assets		(1,993,435)	(1,698,159)
Cash received on sale of fixed assets, and intangible assets		1,576	8,097

Net cash used in investing activities		(552,779)	(1,403,488)

Cosan Limited

Consolidated statements of cash flows

For the nine month period ended September 30, 2018 and 2017

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2018	September 30, 2017
Cash flows from financing activities
Loans and borrowings and debentures raised	15	2,750,267	4,305,339
Amortization of principal on loans, borrowings and debentures	15	(4,685,398)	(1,742,219)
Payment of interest on loans, borrowings and debentures	15	(1,186,695)	(1,147,271)
Derivative financial instruments		252,427	(291,891)
Amortization of principal on financing leases	16	(352,506)	(290,881)
Payment of interest on financing leases	16	(130,294)	(231,351)
Real estate credit certificates		(77,404)	(97,334)
Proceeds from issuing shares		—	1,895
Non-controlling interest subscription		4,163	20,375
Dividends paid		(731,055)	(689,656)
Acquisition of non-controlling interest		—	(285,972)
Payments to redeem entity’s shares		(607,932)	(79,447)
Share options exercised—subsidiaries		24,548	34,500

Net cash used in financing activities		(4,739,879)	(493,913)

(Decrease) increase in cash and cash equivalents		(869,363)	1,267,133

Cash and cash equivalents at beginning of the period		4,555,177	4,499,588

Effect of exchange rate fluctuations on cash held		337,383	35,090

Cash and cash equivalents at end of the period		4,023,197	5,801,811

Supplemental cash flow information
Income taxes paid		65,452	37,080

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A.(“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 60.25% and 72.50% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – Comgás (“Comgás”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants under the Mobil licensed trademark in Brazil, Bolivia, Uruguay, Paraguay, Argentina and Europe market through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”), Stanbridge Group Limited (“Stanbridge”), TTA—SAS Techniques & Technologie Appliquees (“TTA”), LubrigrupoII, S.A. (“Lubrigrupo II”), Cosan Lubrificantes S.R.L (“Cosan S.R.L”), and Comma Oil & Chemicals Ltd. (“Comma”) under the Comma’s brand to the Europe and Asian market and corporate activities (“Moove”); and (iv) Digital wallet business, other investments, in addition to the corporate structures of the Company (“Cosan Corporate”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On January 31, 2018, the Cosan S.A received the amount of 1,340,000 related to sales of credit rights, as stated in the financial statements as of December 31, 2017.

On March 19, 2018, the Subsidiary Cosan S.A entered into a new agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement will come into force on December 1, 2018.

On April 20, 2018, the General Meeting approved the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. by “Rumo”, so that the merged companies will be extinguished and “Rumo” will succeed the merged ones. This transaction serves the interest of the parties and their shareholders, generating benefits to the parties by providing administrative efficiency and reducing operating costs. In addition, the incorporation of PGT S.A. was approved by ALL Armazéns Gerais Ltda.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into a contract for the acquisition of Shell’s downstream business in Argentina through the acquisition of 100% of the shares issued by Shell Compañía Argentina de Petróleo S.A. and Energina Compañía Argentina de Petróleo S.A. (“Shell Argentina”).

Shell Argentina operates in the petroleum refining, fuel distribution, fuel reseller operations, manufacturing and commercialization of automotive and industrial lubricants, and the manufacture and sale of liquefied petroleum gas, among others.

At May 31, 2018, Cosan through its subsidiary Comma, acquired control of the companies TTA and LubrigrupoII, in the preliminary amount of R$ 43,610 and R$ 5,933 respectively, generating an additional goodwill in the Lubricants segment of R$ 22,924 and R$ 2,383 (Note 14), respectively. The transferred consideration, net of cash received, totaled R$ 33,543 and R$ 4,533, respectively.

On June 30, 2018, the Company supplemented the price paid for the acquisition of the full control of Stanbridge Group Limited, due to the fulfillment of certain contractual conditions, which generated an increase in consideration of R$ 31,726 (Note 14). In addition, after compliance with the contractual conditions and revision of the fair value of the transaction, the remaining balance and the additional consideration were settled in cash in the amount of R$ 35,869. Additionally, part of the purchase price was allocated in “Customer Relationship” at the amount of R$ 136,499 (Note 14).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

As announced to the market, on August 2, 2018, the Civil Police of the State of Paraná lauched on July 31, 2018, the Operation “Controlled Margin”, with the objective of collecting statements and obtaining documents from employees of fuel distributors operating in Paraná, including Raízen Combustíveis, on suspicion of possible practices to control the final price of fuel sold at retailers located in that region. On the same date, search and seizure warrants were executed and three of Raízen’s employees were temporarily arrested and on August 3, 2018, the court determined the release of them. To this moment, in view of the existing information, no irregular conduct may be attributed to Raízen or its employees. No complaints were filed against any employees of Raízen, and no court order was issued determining the freeze of any assets or funds in its bank accounts.

In addition, also on July 31, 2018, in connection with the so-called “Operação Dubai”, the Prosecution Office of the Federal District filed a complaint against, among other parties, Raízen and one employee on the grounds of alleged anticompetitive practice. In this context, the assessment of Raízen Combustíveis, on the basis of the information available, is that the above claims do not find factual and legal support. In an autonomous action and aiming to obtain indemnification for the damages potentially suffered by the civil society due to these conducts, the Prosecution Office filed a redress action in the face of all those involved, which is in the initial stage of the proceedings. There is an application for the blocking of assets and securities against, among others, Raízen Combustíveis, which was not effected due to guarantees given in court. Both procedures are being defended and appealed to, since Raízen Combustíveis understands that there are no elements that constitute the responsibility of its or its representatives in the investigated practices.

There was no relevant update on this topic in relation to that disclosed in the interim financial statement for the period ended June 30, 2018.

At the present date there is no definitive decision or material impact on the business.

However, if the operations prove to be true in the future, any penalties may have an effect on the future financial position, profit or loss from operation and cash flows of Raízen Combustíveis. Regarding to the financial statements of Raízen Combustíveis, it is currently not practicable to determine whether there is any probable loss arising from a present obligation in view of a past event or a reasonable measure regarding the possible provision for contingencies on this matter in this interim financial information, through interest in earnings of joint ventures.

2	Basis of preparation

2.1	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2017.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These consolidated interim financial statements were authorized for issue by the Board of Directors on November 7, 2018.

Certain amounts of the comparative balances in the statements of cash flows and in the notes 3, 5, 6, 10, 20, 21, 26 and 33, were reclassified to improve the level of details of disclosures in these consolidated interim financial statements. These reclassifications had inconsequential impacts on the Company´s consolidated interim financial statements.

3	Significant accounting policies

These interim financial information were prepared based on the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2017, except for the adoption of IFRS 15 Customer Contract Revenue and IFRS 9 Financial Instruments, whose effects and changes are disclosed below (Note 3.2) effective as of January 1, 2018. The Company has not adopted in advance any other standard or interpretation issued that is not yet in force.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.1	Basis of consolidation

The consolidated statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	September 30, 2018	December 31, 2017
Directly owned subsidiaries
Cosan Logística S.A.	72.50%	72.53%
Cosan S.A.	60.25%	58.21%
Interest of Cosan S.A. in its subsidiaries
Companhia de Gás de São Paulo – Comgás (ii)	80.12%	79.87%
Cosan Biomassa S.A. (i)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited (i)	100.00%	100.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
TTA—SAS Techniques et Technologies Appliquées (iv)	75.00%	—
Cosan Lubrificantes S.R.L	100,00%	—
LubrigrupoII, S.A (iv)	100,00%	—
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan U.S., Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A. (i)	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Payly Soluções de Pagamento S.A.	100.00%	—
Rumo S.A.	1.71%	1.71%
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Elevações Portuárias S.A.	28.47%	28.47%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.33%	28.33%
Boswells S.A.	28.47%	28.47%
Brado Holding S.A. (iii)	—	28.47%
ALL Serviços Ltda. (iii)	—	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversion Logistica Integrales S.A.	28.47%	28.47%
PGT S.A. (iii)	—	28.47%

(i)

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$ 182,596 as of September 30, 2018, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the subsidiary Cosan S.A.

(ii)

As of September 30, 2018, the Company increased its interest, in Comgás to 80.12% due to the capital increase arising from the partial use of the goodwill tax benefit, according to Ordinary / Extraordinary General Meeting of April 25, 2018, of the subsidiary Comgás. As a consequence, a loss in shareholders’ equity was recognized in the total amount of R$ 7,888.

(iii)

As mentioned in Note 1, the merger of Brado Holding S.A., Rumo Malha Norte Holding Ltda. and Tezza Consultoria de Negócios Ltda. (“ALL Serviços Ltda.”) By “Rumo.” In addition, the incorporation of PGT S.A. by ALL Armazéns Gerais Ltda.

(iv)	Acquisition of control of companies in the Lubricants segment as described in the note 1.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3.2	New standards, interpretations and changes adopted by the Company

Although these new standards and amendment below apply for the first time in 2018, they do not have a material impact on the Company’s annual or interim consolidated financial statements. The nature and impact of each new standard or change are described below:

a)	IFRS 15—Customer Contract Revenue

The Company adopted IFRS 15—Revenue from Contracts with Customers as of January 1, 2018, which resulted in changes in accounting policies and adjustments to the amounts recognized in the consolidated financial statements. In accordance with the transitional provisions of IFRS 15, the Company adopted the retrospective method with a cumulative transition effect.

The costs to obtain new contracts, as well as to comply with existing contracts, begin to be recorded as Cost of sales. At September 30, 2018, these costs totalized R$ 62,971. At September 30, 2017 such costs were recorded as selling expenses in the amount of R$ 58,625.

b)	IFRS 9—Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of accounting for financial instruments: (i) classification and measurement; (ii) impairment; and (iii) hedge accounting.

The Company applied IFRS 9 with the initial application date of January 1, 2018, retrospectively, except as described below:

•

The Company has adopted the exception of not re-presenting comparative information from previous periods regarding the classification and measurement requirements (including impairment). Differences in the balances of financial assets and liabilities arising from the adoption of IFRS9 were recorded in retained earnings and reserves on January 1, 2018. Thus, the information presented for 2017 generally does not reflect the requirements of IFRS 9, but the requirements of IAS 39.

•

Certain definitions were made based on the facts and circumstances existing at the date of initial application: i) determination of the business model in which a financial asset is held; ii) the designation and revocation of prior designations of certain financial assets and liabilities as measured at fair value through profit or loss.

•

All hedge relationship designations in accordance with IAS 39 existing as of December 31, 2017 meet the hedging criteria in accordance with IFRS 9 as of January 1, 2018 and are therefore designated as continuing hedge relationships.

The effect of the adoption of IFRS 9 is as follows:

Assets
Trades receivables	R$	(11,520)
Investments in joint ventures	R$	(1,340)
Deferred tax	R$	4,172
Equity
Retained earnings	R$	8,688

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Classification and measurement

Except for certain commercial receivables, in accordance with IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at the fair value through profit or loss, of transaction costs.

Under IFRS 9, debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI).

The classification is based on two criteria: the Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the “SPPI criterion”).

The Company recognizes its financial assets at amortized cost for financial assets that are kept within a business model with the objective of obtaining contractual cash flows that meet the “SPPI criterion.” This category includes trade accounts receivable, cash and cash equivalents, restricted cash, receivables from related parties, other financial assets and dividends and interest on shareholders’ equity receivable. No new measurement of financial assets was carried out.

The evaluation of the Company’s business models was carried out from the date of initial application on January 1, 2018 and retrospectively applied to financial assets that were not derecognized before January 1, 2018. The assessment of whether cash flows contractual debt instruments are solely composed of principal and interest were made based on the facts and circumstances as in the initial recognition of the assets.

The accounting of the Company’s financial liabilities remains basically the same as those of IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires contingent consideration to be treated as financial instruments measured at fair value with changes in fair value recognized in profit or loss.

The embedded derivatives are not separated from the related financial asset. Instead, financial assets are classified based on their contractual terms and the Company’s business model.

The accounting of embedded derivatives in financial liabilities and in non-financial related contracts did not change from that required by IAS 39.

(b)	Impairment

The adoption of IFRS 9 has fundamentally changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

The Company recognizes a provision for expected credit loss for its accounts receivable. The simplified standard approach is applied and the expected credit losses for the entire life of the asset are calculated. The Company has established a provisioning matrix that is based on the historical experience of credit loss of each business segment, adjusted for specific prospective factors for the debtors and for the economic environment.

The adoption of the expected credit loss requirements of IFRS 9 resulted in a rise in the Company’s provisions for losses of R$ 11,520. The rise in the provision resulted in adjustment to retained earnings in the amount of R$ 8,688.

(c)	Hedge accounting

The Company applied the changes of hedge accounting prospectively. At the date of initial application, all of the Company’s existing hedging relationships were eligible to be treated as continuing hedging relationships. Consistent with previous periods, the Company continued to designate the change in the fair value of the entire forward contract in the Company’s cash flow hedge relationships and, as such, the adoption of the hedge accounting requirements of IFRS 9 had no significant impact on the Company’s consolidated interim financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

According to IAS 39, all gains and losses arising from the Company’s cash flow hedge relationships were eligible to be subsequently reclassified to income. However, in accordance with IFRS 9, the gains and losses resulting from cash flow hedge of the expected purchases of non-financial assets need to be incorporated into the initial book values of non-financial assets. Therefore, after the adoption of IFRS 9, the net cash flow hedge gain or loss was presented under “Other comprehensive income not being reclassified to income”. This amendment applies only prospectively from the date of initial application of IFRS 9 and has no impact on the presentation of comparative figures.

In the evaluation of the Company, in terms of hedge accounting, no effects of its adoption were identified in this interim financial statement.

3.3	Non-cash transaction

During the period ended September 30, 2018, the Company carried out the following transactions that did not involve cash and are therefore not reflected in the statement of cash flows:

•	Forward purchase of property, plant and equipment in the amount of R$ 17,300 (R$ 4.813 on September, 30, 2017)

4	New standards and interpretations not yet effective

The follow standard is effective for annual periods beginning after January 1, 2019, however The Company has not early adopted it in preparing these consolidated interim financial statements.

a)	IFRS 16 Leases

This standard changes the recognition, measurement, presentation and disclosure of leases. It requires tenants to record all leases in the balance sheet with exemptions available for low-value and short-term leases.

The Company and its subsidiaries lease various properties, equipment and cars. Rental agreements are usually made for fixed periods, but may have extension options as described below. The terms of the lease are negotiated individually and contain a wide variety of different terms and conditions. Lease agreements do not impose any obligation, but leased assets can not be used as collateral for loan purposes. Leases will be recognized as a right of use asset and a corresponding liability on the date the leased asset is made available for use by the Company. Each lease payment will be allocated between the liability and the financial cost. The financial cost will be recognized in profit or loss over the period of the lease, in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The asset of the right of use will be depreciated over the shorter useful life of the asset and the lease term by the straight-line method.

Assets and liabilities arising from leasing will initially be measured based on the present value. Lease liabilities include the net present value of the following rental payments:

i.	fixed payments (including fixed payments in substance), less any lease incentives to be received;

ii.	variable rental payment that is based on an index or a rate;

iii.	amounts expected to be paid by the lessee under residual value guarantees;

iv.	the exercise price of a call option, if it is reasonably certain that the option is exercised by the lessee, and

v.	payment of fines for termination of the lease, if the lease term reflects that the lessee exercising that option.

Lease payments will be discounted using the implied interest rate on the lease, if such rate can be determined, or the incremental loan rate of the Company.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The rights-of-use assets will be measured at cost, including:

i. the value of the initial measurement of the lease liability;

ii. any lease payments made before or at the commencement date, less any incentives received;

iii. any initial direct costs and;

iv. restoration costs.

Payments associated with short-term leases and leases of low-value assets will continue to be recognized under the straight-line method as expense in the statement of income. Short-term leases are leases with lease term of 12 months or less. Low value assets include computer equipment and small items of office furniture.

The extension and termination options are included in various property and equipment leases throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the options for extension and termination exercised may be bilateral agreement.

To optimize lease costs during the contract period the Company sometimes provides residual value guarantees in relation to equipment leases.

The Company will adopt IFRS 16 using the modified retrospective approach and therefore the comparative information will not be updated and will continue to be reported under IAS 17 and IFRIC 4. Details of the accounting policies in accordance with IAS 17 and IFRIC 4 will be disclosed separately if they are different from those under IFRS 16.

The Company has not yet finalized the measurement of these leases in the recognition of a right of use asset and a lease liability and as this will affect the profit or loss and the classification of the cash flows. However, it is expected to have a material impact on the jointly-controlled subsidiaries Raízen, mainly in land leases.

The standard is mandatory for periods beginning on or after January 1, 2019.

b)	IFRIC 23 — Uncertainty over Income Tax Treatments

The Interpretation addresses the accounting of income taxes when tax treatment involves uncertainties that affect the application of IAS 12 and does not apply to taxes or charges outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with taxes uncertain.

The Company records federal income tax returns in Brazil and in foreign jurisdictions, and is subject to examination by the tax authorities in those jurisdictions for the last five fiscal years. The Company has audits in progress at various stages of completion, of which they may be completed within the next fiscal year. The results of the audits and the timing of settlements are subject to significant uncertainties currently.

The unrecognized uncertainties described above will be included in the Company’s annual financial statements to the extent that the Company is able to make reliable estimates of settlements with the respective tax authorities.

c)	IFRS 17 Insurance Contracts

This standard introduces a new model for accounting for insurance contracts. IFRS 17 is effective for years beginning on or after January 1, 2021, with comparative values required. Based on preliminary work, we estimate that the impact will be irrelevant. We are in the process of reviewing our existing agreements to determine the impact on adoption.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5	Operating segments

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Reported segments

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

iii.

Comgás: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

iv.	Logistic: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment; and

v.	Moove: production and distribution of lubricants under the Mobil brand in the Latin American and European market, as well as in the European and Asian market under the Comma brand.

Reconciliation

vi.

Cosan Corporate: digital wallet business, other investments, in addition to the corporate activities of the Company. The Cosan Corporate segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects IFRS 11.”

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

	July 1, 2018 to September 30, 2018
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment eliminations/ adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	5,452,056	21,053,118	1,900,984	1,011,517	1,877,111	407	(26,505,174)	(11,602)	4,778,417	2,912,905	1,877,111
Domestic market	4,409,458	21,053,118	1,900,984	989,144	1,798,315	407	(25,462,576)	(11,602)	4,677,248	2,849,094	1,798,315
External market	1,042,598	—	—	22,373	78,796	—	(1,042,598)	—	101,169	63,811	78,796
Cost of sales	(5,099,524)	(20,183,792)	(1,377,288)	(839,097)	(1,198,845)	(2,571)	25,283,316	11,602	(3,406,199)	(2,218,954)	(1,198,845)
Gross profit	352,532	869,326	523,696	172,420	678,266	(2,164)	(1,221,858)	—	1,372,218	693,951	678,266
Selling expenses	(255,646)	(319,826)	(155,308)	(97,683)	(1,980)	(215)	575,472	—	(255,186)	(253,206)	(1,980)
General and administrative expenses	(171,376)	(117,278)	(89,259)	(33,001)	(77,680)	(42,615)	288,654	—	(242,555)	(154,535)	(77,680)
Other income (expense), net	(9,478)	84,858	(7,816)	(110)	(4,500)	(32,280)	(75,380)	—	(44,706)	(40,206)	(4,500)
Financial results	(114,658)	(181,008)	(55,430)	(10,629)	(257,452)	(200,153)	295,666	—	(523,664)	(251,376)	(257,452)
Finance expense	(298,060)	(213,760)	(151,674)	(9,611)	(429,617)	(337,015)	511,820	1,925	(925,992)	(427,350)	(429,617)
Finance income	143,662	50,188	96,284	222	54,856	30,540	(193,850)	(1,925)	179,977	142,895	54,856
Foreign exchange losses, net	(44,948)	(188,678)	(30,811)	(11,677)	(187,044)	(179,118)	233,626	—	(408,650)	(221,387)	(187,044)
Derivatives	84,688	171,242	30,771	10,437	304,353	285,440	(255,930)	—	631,001	254,466	304,353
Interest in earnings of associates	(7,366)	2	—	(3,946)	3,254	224,770	7,364	(222,688)	1,390	(1,864)	3,254
Interest in earnings of joint ventures	—	—	—	—	—	84,089	—	—	84,089	84,089	—
Income tax expense benefit	106,712	(48,220)	(48,508)	(8,350)	(111,781)	64,972	(58,492)	—	(103,667)	747	(111,781)

(Loss) profit from continuing operations	(99,280)	287,854	167,375	18,701	228,127	96,404	(188,574)	(222,688)	287,919	77,600	228,127
Total net income attributable to:
Owners of the Parent	(107,154)	275,338	134,098	18,320	63,817	96,127	(168,184)	(249,365)	62,997	43,942	63,817
Non-controlling interests	7,874	12,516	33,277	381	164,310	277	(20,390)	26,677	224,922	33,658	164,310

	(99,280)	287,854	167,375	18,701	228,127	96,404	(188,574)	(222,688)	287,919	77,600	228,127
Other selected data:
Depreciation and amortization	620,004	45,222	116,293	22,095	354,659	2,863	(665,226)	—	495,910	141,163	354,659
EBITDA	528,670	562,304	387,606	59,775	952,019	234,448	(1,090,974)	(222,688)	1,411,160	469,392	952,019
Additions to PP&E, intangible and biological assets	462,612	53,794	130,398	11,121	536,516	1,963	(516,406)	—	679,998	143,482	536,516
Reconciliation of EBITDA:
(Loss) profit for the period	(99,280)	287,854	167,375	18,701	228,127	96,404	(188,574)	(222,688)	287,919	77,600	228,127
Income tax and social contribution	(106,712)	48,220	48,508	8,350	111,781	(64,972)	58,492	—	103,667	(747)	111,781
Financial result, net	114,658	181,008	55,430	10,629	257,452	200,153	(295,666)	—	523,664	251,376	257,452
Depreciation and amortization	620,004	45,222	116,293	22,095	354,659	2,863	(665,226)	—	495,910	141,163	354,659

EBITDA	528,670	562,304	387,606	59,775	952,019	234,448	(1,090,974)	(222,688)	1,411,160	469,392	952,019

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2018 to September 30, 2018
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment eliminations/ adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	14,056,548	60,142,694	4,924,663	2,562,762	4,938,340	836	(74,199,242)	(30,265)	12,396,336	7,488,251	4,938,340
Domestic market	9,952,512	60,142,694	4,924,663	2,526,111	4,723,204	836	(70,095,206)	(30,265)	12,144,549	7,387,789	4,723,204
External market	4,104,036	—	—	36,651	215,136	—	(4,104,036)	—	251,787	100,462	215,136
Cost of sales	(12,834,904)	(57,530,450)	(3,460,087)	(2,083,659)	(3,315,983)	(2,712)	70,365,354	30,265	(8,832,176)	(5,546,447)	(3,315,983)
Gross profit	1,221,644	2,612,244	1,464,576	479,103	1,622,357	(1,876)	(3,833,888)	—	3,564,160	1,941,804	1,622,357
Selling expenses	(595,692)	(1,004,754)	(461,864)	(277,494)	(8,215)	(214)	1,600,446	—	(747,787)	(739,572)	(8,215)
General and administrative expenses	(500,750)	(367,610)	(247,855)	(92,436)	(215,476)	(136,493)	868,360	—	(692,260)	(436,202)	(215,476)
Other income (expense), net	149,814	281,650	(12,133)	(4,205)	(13,039)	(58,849)	(431,464)	—	(88,226)	(75,187)	(13,039)
Financial results	(266,600)	(513,450)	(142,985)	(14,327)	(1,065,843)	(565,022)	780,050	—	(1,788,177)	(720,469)	(1,065,843)
Finance expense	(743,830)	(249,470)	(383,558)	(26,901)	(1,070,437)	(462,597)	993,300	5,200	(1,938,293)	(748,018)	(1,070,437)
Finance income	453,730	148,812	239,017	5,494	181,741	106,016	(602,542)	(5,200)	527,068	388,123	181,741
Foreign exchange losses, net	(180,070)	(1,042,830)	(118,637)	(30,968)	(820,184)	(906,597)	1,222,900	—	(1,876,386)	(1,012,142)	(820,184)
Derivatives	203,570	630,038	120,193	38,048	643,037	698,156	(833,608)	—	1,499,434	651,568	643,037
Interest in earnings of associates	(12,924)	2	—	230	8,419	608,297	12,922	(599,918)	17,028	8,605	8,419
Interest in earnings of joint ventures	—	—	—	—	—	432,202	—	—	432,202	432,202	—
Income tax (expense) benefit	116,368	(213,378)	(179,497)	(24,672)	(192,808)	210,576	97,010	—	(186,401)	(1,315)	(192,808)

Profit (loss) from continuing operations	111,860	794,704	420,242	66,199	135,395	488,621	(906,564)	(599,918)	510,539	409,866	135,395
Total net income attributable to:
Owners of the Company	103,992	761,792	336,228	65,662	36,916	483,625	(865,784)	(730,448)	191,983	325,315	36,916
Non-controlling interests	7,868	32,912	84,014	537	98,479	4,996	(40,780)	130,530	318,556	84,551	98,478

	111,860	794,704	420,242	66,199	135,395	488,621	(906,564)	(599,918)	510,539	409,866	135,395
Other selected data:
Depreciation and amortization	1,661,696	146,012	350,064	71,426	1,051,716	10,654	(1,807,708)	—	1,483,860	431,903	1,051,716
EBITDA	1,923,788	1,667,544	1,092,788	176,624	2,445,762	853,721	(3,591,332)	(599,918)	3,968,977	1,563,553	2,445,762
Additions to PP&E, intangible and biological assets	1,959,288	522,242	382,025	32,455	1,576,380	2,575	(2,481,530)	—	1,993,435	417,120	1,576,380
Reconciliation of EBITDA:
Profit (loss) for the period	111,860	794,704	420,242	66,199	135,395	488,621	(906,564)	(599,918)	510,539	409,866	135,395
Income tax and social contribution	(116,368)	213,378	179,497	24,672	192,808	(210,576)	(97,010)	—	186,401	1,315	192,808
Financial result, net	266,600	513,450	142,985	14,327	1,065,843	565,022	(780,050)	—	1,788,177	720,469	1,065,843
Depreciation and amortization	1,661,696	146,012	350,064	71,426	1,051,716	10,654	(1,807,708)	—	1,483,860	431,903	1,051,716

EBITDA	1,923,788	1,667,544	1,092,788	176,624	2,445,762	853,721	(3,591,332)	(599,918)	3,968,977	1,563,553	2,445,762

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2017 to September 30, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment eliminations/ adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	3,839,928	18,452,780	1,535,083	534,319	1,648,910	1,963	(22,292,708)	(9,252)	3,711,023	2,071,360	1,648,910
Domestic market	1,779,983	18,452,780	1,535,083	412,277	1,570,567	1,963	(20,232,763)	(9,252)	3,510,638	1,949,318	1,570,567
External market	2,059,945	—	—	122,042	78,343	—	(2,059,945)	—	200,385	122,042	78,343
Cost of sales	(2,933,820)	(17,324,968)	(935,951)	(384,190)	(1,090,373)	(4,373)	20,258,788	9,252	(2,405,635)	(1,324,509)	(1,090,373)
Gross profit	906,108	1,127,812	599,132	150,129	558,537	(2,410)	(2,033,920)	—	1,305,388	746,851	558,537
Selling expenses	(274,891)	(353,871)	(154,513)	(96,630)	(3,983)	(143)	628,762	—	(255,269)	(251,286)	(3,983)
General and administrative expenses	(164,978)	(113,835)	(88,301)	(23,364)	(60,617)	(43,666)	278,813	—	(215,948)	(151,540)	(60,617)
Other (expense) income, net	1,933	70,798	(11,635)	(3,739)	(2,043)	(13,093)	(72,731)	—	(30,510)	(28,422)	(2,043)
Financial results	75,498	(72,060)	(57,266)	(12,472)	(388,064)	(64,976)	(3,438)	—	(522,778)	(10,744)	(388,064)
Finance expense	(234,085)	(63,007)	(132,868)	(9,134)	(492,646)	(206,531)	297,092	—	(841,179)	(330,543)	(492,646)
Finance income	166,089	27,914	75,617	3,254	63,542	34,878	(194,003)	—	177,291	191,299	63,542
Foreign exchange losses, net	23,242	98,999	41,436	3,603	110,390	138,165	(122,241)	—	293,594	211,634	110,390
Derivatives	120,252	(135,966)	(41,451)	(10,195)	(69,350)	(31,488)	15,714	—	(152,484)	(83,134)	(69,350)
Interest in earnings of associates	(388)	—	—	(1,459)	4,043	429,909	388	(426,835)	5,658	1,616	4,043
Interest in earnings of joint ventures	—	—	—	—	—	410,178	—	—	410,178	410,178	—
Income tax expense benefit	(150,269)	(213,747)	(99,607)	(5,014)	(32,423)	(11,849)	364,016	—	(148,893)	(147,669)	(32,423)

(Loss) profit from continuing operations	393,013	445,097	187,810	7,451	75,450	703,950	(838,110)	(426,835)	547,826	568,984	75,450
Total net income attributable to:
Owners of the Parent	393,013	428,280	118,518	7,451	19,472	703,709	(821,293)	(601,040)	248,110	499,692	19,472
Non-controlling interests	—	16,817	69,292	—	55,978	241	(16,817)	174,205	299,716	69,292	55,978

	393,013	445,097	187,810	7,451	75,450	703,950	(838,110)	(426,835)	547,826	568,984	75,450
Other selected data:
Depreciation and amortization	582,589	170,225	118,570	19,537	304,240	3,892	(752,814)	—	446,239	141,999	304,240
EBITDA	1,050,373	901,129	463,253	44,474	800,177	784,667	(1,951,502)	(426,835)	1,665,736	869,396	800,177
Additions to PP&E, intangible and biological assets	414,925	171,897	73,083	15,645	473,771	4,907	(586,822)	—	567,406	92,383	473,771
Reconciliation of EBITDA:
(Loss) profit for the period	393,013	445,097	187,810	7,451	75,450	703,950	(838,110)	(426,835)	547,826	568,984	75,450
Income tax and social contribution	150,269	213,747	99,607	5,014	32,423	11,849	(364,016)	—	148,893	147,669	32,423
Financial result, net	(75,498)	72,060	57,266	12,472	388,064	64,976	3,438	—	522,778	10,744	388,064
Depreciation and amortization	582,589	170,225	118,570	19,537	304,240	3,892	(752,814)	—	446,239	141,999	304,240

EBITDA	1,050,373	901,129	463,253	44,474	800,177	784,667	(1,951,502)	(426,835)	1,665,736	869,396	800,177

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2017 to September 30, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment eliminations/ adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of profit or loss:
Net sales	9,859,076	53,414,974	4,041,014	1,492,481	4,354,227	2,326	(63,274,050)	(24,786)	9,865,262	5,535,783	4,354,227
Domestic market	5,122,996	53,414,974	4,041,014	1,170,189	4,148,518	2,326	(58,537,970)	(24,786)	9,337,261	5,213,491	4,148,518
External market	4,736,080	—	—	322,292	205,709	—	(4,736,080)	—	528,001	322,292	205,709
Cost of sales	(8,261,849)	(50,571,173)	(2,522,881)	(1,052,605)	(3,010,559)	(5,990)	58,833,022	24,786	(6,567,249)	(3,581,438)	(3,010,559)
Gross profit	1,597,227	2,843,801	1,518,133	439,876	1,343,668	(3,664)	(4,441,028)	—	3,298,013	1,954,345	1,343,668
Selling expenses	(605,608)	(995,950)	(486,543)	(283,921)	(23,623)	(200)	1,601,558	—	(794,287)	(770,664)	(23,623)
General and administrative expenses	(452,230)	(332,499)	(246,495)	(64,758)	(189,803)	(125,175)	784,729	—	(626,231)	(425,667)	(189,803)
Other (expense) income, net	(91,094)	250,073	(21,523)	(3,906)	(6,445)	(62,395)	(158,979)	—	(94,269)	(87,776)	(6,445)
Financial results	112,478	(315,346)	(139,883)	(36,648)	(1,272,141)	(376,980)	202,868	—	(1,825,652)	(402,721)	(1,272,141)
Finance expense	(685,640)	(182,876)	(489,187)	(27,519)	(1,440,686)	(649,155)	868,516	—	(2,606,547)	(1,138,039)	(1,440,686)
Finance income	546,300	98,503	349,573	15,917	186,183	143,387	(644,803)	—	695,060	615,194	186,183
Foreign exchange losses, net	(15,935)	49,092	27,771	(23)	(18,074)	90,187	(33,157)	—	99,861	134,586	(18,074)
Derivatives	267,753	(280,065)	(28,040)	(25,023)	436	38,601	12,312	—	(14,026)	(14,462)	436
Interest in earnings of associates	(48,159)	—	—	(5,606)	7,200	611,154	48,159	(605,764)	6,984	(218)	7,200
Interest in earnings of joint ventures	—	—	—	—	—	706,272	—	—	706,272	706,272	—
Income tax (expense) benefit	(56,558)	(446,914)	(226,136)	(18,527)	(63,056)	79,017	503,472	—	(228,702)	(197,229)	(63,056)

Profit (loss) from continuing operations	456,056	1,003,165	397,553	26,510	(204,200)	828,029	(1,459,221)	(605,764)	442,128	776,342	(204,200)
Total net income attributable to:
Owners of the Company	456,056	958,065	250,177	26,510	(60,999)	821,154	(1,414,121)	(812,398)	224,444	628,966	(60,999)
Non-controlling interests	—	45,100	147,376	—	(143,201)	6,875	(45,100)	206,634	217,684	147,376	(143,201)

	456,056	1,003,165	397,553	26,510	(204,200)	828,029	(1,459,221)	(605,764)	442,128	776,342	(204,200)
Other selected data:
Depreciation and amortization	1,536,836	482,815	379,388	59,089	892,940	12,176	(2,019,651)	—	1,343,593	450,653	892,940
EBITDA	1,936,972	2,248,240	1,142,960	140,774	2,023,937	1,138,168	(4,185,212)	(605,764)	3,840,075	1,826,945	2,023,937
Additions to PP&E, intangible and biological assets	1,715,483	591,200	244,530	22,415	1,423,835	7,379	(2,306,683)	—	1,698,159	272,362	1,423,835
Reconciliation of EBITDA:
Profit (loss) for the period	456,056	1,003,165	397,553	26,510	(204,200)	828,029	(1,459,221)	(605,764)	442,128	776,342	(204,200)
Income tax and social contribution	56,558	446,914	226,136	18,527	63,056	(79,017)	(503,472)	—	228,702	197,229	63,056
Financial result, net	(112,478)	315,346	139,883	36,648	1,272,141	376,980	(202,868)	—	1,825,652	402,721	1,272,141
Depreciation and amortization	1,536,836	482,815	379,388	59,089	892,940	12,176	(2,019,651)	—	1,343,593	450,653	892,940

EBITDA	1,936,972	2,248,240	1,142,960	140,774	2,023,937	1,138,168	(4,185,212)	(605,764)	3,840,075	1,826,945	2,023,937

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2018
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,461,750	1,956,006	1,324,258	137,376	74,546	2,487,017	(4,417,756)	—	4,023,197	3,139,142	74,546
Marketable securities	—	—	1,106,780	7,736	2,312,184	221,929	—	—	3,648,629	1,336,244	2,312,184
Trade receivables	1,314,209	2,715,536	800,275	488,631	385,763	8	(4,029,745)	—	1,674,677	1,288,914	385,763
Derivative financial instruments	2,410,418	731,906	372,464	38,180	782,629	1,090,144	(3,142,324)	—	2,283,417	1,421,027	782,629
Inventories	3,598,056	2,175,682	67,347	392,786	305,570	3,886	(5,773,738)	—	769,589	464,020	305,570
Other financial assets	396,519	—	—	—	—	—	(396,519)	—	—	400,449	—
Other current assets	3,859,410	2,703,348	206,760	124,937	497,092	586,661	(6,562,758)	(327,696)	1,087,754	632,112	497,092
Other non-current assets	4,333,076	3,415,726	345,461	79,599	2,581,319	1,123,830	(7,748,802)	(1,491)	4,128,718	1,547,397	2,581,319
Investments in associates	381,784	341,010	—	14,831	42,613	12,126,898	(722,794)	(11,835,253)	349,089	306,476	42,613
Investments in joint ventures	—	—	—	—	—	7,751,661	—	—	7,751,661	7,751,661	—
Biological assets	684,565	—	—	—	—	—	(684,565)	—	—	—	—
Property, plant and equipment	10,893,473	2,269,322	—	282,314	11,904,297	135,994	(13,162,795)	—	12,322,605	415,634	11,904,297
Intangible assets and goodwill	3,602,906	2,067,800	8,487,456	884,379	7,521,352	5,393	(5,670,706)	—	16,898,580	9,377,192	7,521,352
Loans, borrowings and debentures	(13,540,371)	(4,585,069)	(3,828,973)	(774,279)	(10,045,582)	(7,506,342)	18,125,440	—	(22,155,176)	(10,107,482)	(10,045,582)
Derivative financial instruments	(2,176,237)	(115,698)	—	(418)	—	(23,276)	2,291,935	—	(23,694)	(22,627)	—
Trade payables	(3,440,519)	(1,296,556)	(1,744,850)	(490,731)	(477,688)	(5,792)	4,737,075	—	(2,719,061)	(2,241,172)	(477,688)
Real estate credit certificates	—	—	—	—	(14,066)	—	—	—	(14,066)	—	(14,066)
Employee benefits payable	(398,265)	(71,040)	(58,479)	(32,510)	(190,446)	(23,684)	469,305	—	(305,119)	(114,438)	(190,446)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,082,021)	—	—	(1,082,021)	(1,082,022)	—
Lease	—	—	—	—	(585,639)	—	—	—	(585,639)	—	(585,639)
Other current liabilities	(2,200,578)	(2,277,722)	(203,270)	(231,522)	(768,552)	(959,140)	4,478,300	329,165	(1,833,319)	(1,074,503)	(768,552)
Other non-current liabilities	(1,358,189)	(5,022,765)	(1,921,115)	(216,627)	(6,149,192)	(1,578,537)	6,380,954	142,713	(9,722,758)	(3,638,133)	(6,149,192)

Total assets (net of liabilities) allocated by segment	10,822,007	5,007,486	4,954,114	704,682	8,176,200	14,354,629	(15,829,493)	(11,692,562)	16,497,063	9,799,891	8,176,200

Total assets	33,936,166	18,376,336	12,710,801	2,450,769	26,407,365	25,533,421	(52,312,502)	(12,164,440)	54,937,916	28,080,268	26,407,365

Equity attributable to owners of the Company	10,780,963	4,789,041	4,008,263	696,946	2,255,514	14,354,153	(15,570,004)	(15,618,273)	5,696,603	8,846,304	2,255,514
Non-controlling interests	41,044	218,445	945,851	7,736	5,920,686	476	(259,489)	3,925,711	10,800,460	953,587	5,920,686

Total shareholders’ equity	10,822,007	5,007,486	4,954,114	704,682	8,176,200	14,354,629	(15,829,493)	(11,692,562)	16,497,063	9,799,891	8,176,200

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2017
	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,069,357	1,221,890	1,727,521	192,115	179,909	2,455,632	(3,291,247)	—	4,555,177	3,150,328	179,909
Marketable securities	—	—	509,544	5,439	3,153,160	185,200	—	—	3,853,343	700,035	3,153,160
Trade receivables	688,235	2,679,114	640,682	310,006	371,718	14	(3,367,349)	—	1,322,420	950,701	371,718
Derivative financial instruments	453,775	88,496	458,476	2,581	110,107	591,049	(542,271)	—	1,162,213	1,052,105	110,107
Inventories	2,804,223	2,416,833	76,548	301,850	282,291	2,372	(5,221,056)	—	663,061	380,770	282,291
Other financial assets	476,181	—	—	—	—	1,340,000	(476,181)	—	1,340,000	1,686,718	—
Other current assets	2,114,733	1,406,945	155,815	98,419	438,369	900,345	(3,521,678)	(566,122)	1,026,826	626,672	438,369
Other non-current assets	3,373,565	1,335,986	356,962	70,055	2,770,618	1,100,740	(4,709,551)	(1,230)	4,297,145	1,521,810	2,770,618
Investments in associates	348,523	—	—	12,113	41,930	11,862,366	(348,523)	(11,615,067)	301,342	259,412	41,930
Investments in joint ventures	—	—	—	—	—	8,447,799	—	—	8,447,799	8,447,799	—
Biological assets	880,668	—	—	—	—	—	(880,668)	—	—	—	—
Investment property	10,753,205	2,329,858	—	270,229	11,266,278	145,068	(13,083,063)	—	11,681,575	412,325	11,266,278
Intangible assets and goodwill	3,669,903	4,600,777	8,471,087	873,924	7,622,969	5,630	(8,270,680)	—	16,973,610	9,350,598	7,622,969
Loans, borrowings and debentures	(10,853,768)	(2,741,312)	(4,212,504)	(589,292)	(9,670,946)	(7,216,204)	13,595,080	—	(21,688,946)	(9,674,994)	(9,670,946)
Derivative financial instruments	(250,033)	(218,888)	—	(8,293)	—	(106,792)	468,921	—	(115,085)	(114,531)	—
Trade payables	(1,341,867)	(2,124,538)	(1,444,835)	(353,474)	(628,597)	(7,089)	3,466,405	—	(2,433,995)	(1,805,385)	(628,597)
Real estate credit certificates	—	—	—	—	(86,745)	—	—	—	(86,745)	—	(86,745)
Employee benefits payable	(356,155)	(94,158)	(59,059)	(34,125)	(166,864)	(31,032)	450,313	—	(291,080)	(124,017)	(166,864)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,442,679)	—	—	(1,442,679)	(1,442,679)	—
Leases	—	—	—	—	(944,138)	—	—	—	(944,138)	—	(944,138)
Other current liabilities	(1,412,872)	(1,387,037)	(358,430)	(237,302)	(778,049)	(1,237,815)	2,799,909	567,352	(2,044,244)	(1,449,477)	(778,049)
Other non-current liabilities	(1,345,322)	(4,392,359)	(1,782,718)	(212,710)	(5,938,422)	(1,663,907)	5,737,681	79,571	(9,518,186)	(3,630,926)	(5,938,422)

Total assets (net of liabilities) allocated by segment	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Total assets	27,632,368	16,079,899	12,396,635	2,136,731	26,237,349	27,036,215	(43,712,267)	(12,182,419)	55,624,511	28,539,273	26,237,349

Equity attributable to owners of the Company	12,073,314	4,888,966	3,688,494	701,535	2,211,005	15,330,321	(16,962,280)	(15,892,598)	6,038,757	9,446,669	2,211,005
Non-controlling interests	(963)	232,641	850,595	—	5,812,583	376	(231,678)	4,357,102	11,020,656	850,595	5,812,583

Total shareholders’ equity	12,072,351	5,121,607	4,539,089	701,535	8,023,588	15,330,697	(17,193,958)	(11,535,496)	17,059,413	10,297,264	8,023,588

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Reported segment
Raízen Energia
Ethanol	2,055,707	6,103,725	1,729,109	4,874,368
Sugar	1,022,944	3,102,638	1,643,065	4,156,307
Gas	94,335	491,126	—	—
Diesel	1,042,233	2,164,923	—	—
Cogeneration	1,181,989	1,594,923	364,848	604,623
Other	54,848	599,213	102,906	223,778

	5,452,056	14,056,548	3,839,928	9,859,076
Raízen Combustíveis
Fuels	21,053,118	60,142,694	18,452,780	53,414,974

	21,053,118	60,142,694	18,452,780	53,414,974
Comgás
Industrial	1,219,122	3,178,540	961,160	2,562,361
Residential	291,761	720,787	255,855	635,758
Cogeneration	88,486	219,012	59,587	158,064
Automotive	67,473	185,625	57,623	163,612
Commercial	106,339	278,624	86,308	233,293
Construction revenue	106,781	292,451	95,996	239,110
Other	21,022	49,624	18,554	48,816

	1,900,984	4,924,663	1,535,083	4,041,014
Moove
Finished goods	918,263	2,302,374	391,934	1,088,521
Basic oil	86,245	236,311	76,191	211,649
Services	7,009	24,077	66,194	192,311

	1,011,517	2,562,762	534,319	1,492,481
Logistics
Northern operations	1,405,529	3,669,554	1,197,157	3,227,690
Southern operations	400,301	1,077,646	387,921	957,973
Container operations	71,281	191,140	63,832	168,564

	1,877,111	4,938,340	1,648,910	4,354,227
Reconciliation
Cosan Corporate	408	838	1,963	2,326

Deconsolidated of adjustments/eliminations joint ventures and eliminations	(26,516,776)	(74,229,507)	(22,301,960)	(63,298,836)

Total	4,778,418	12,396,338	3,711,023	9,865,262

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
At a point in time
Fuels	24,245,393	68,902,468	20,181,889	58,289,342
Sugar	1,022,944	3,102,638	1,643,065	4,156,307
Gas distribution	1,684,695	4,363,576	1,360,946	3,595,024
Lubricants and basic oil	779,535	1,922,650	468,125	1,300,170
Cogeneration	1,270,475	1,813,935	424,435	762,687
Other	301,251	1,265,710	121,460	272,594

	29,304,293	81,370,977	24,199,920	68,376,124
Over time
Transportation	1,612,970	4,280,105	1,364,109	3,648,009
Port Elevation	94,727	228,206	100,331	242,828
Construction revenue	106,781	292,451	95,996	239,110
Other services	176,423	454,106	252,628	658,027

	1,990,901	5,254,868	1,813,063	4,787,974
Desconsolidated of adjustments/eliminations joint ventures and eliminations	(26,516,776)	(74,229,507)	(22,301,960)	(63,298,836)

Total of net sales	4,778,418	12,396,338	3,711,023	9,865,262

6	Cash and cash equivalents

	September 30, 2018	December 31, 2017
Cash and bank deposits	94,611	53,525
Savings account	1,184,290	2,115,562
Financial investments	2,744,296	2,386,090

	4,023,197	4,555,177

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Financial investments are composed as follows:

	September 30, 2018	December 31, 2017
Investment fund
Repurchase agreements	1,510,924	1,474,509
Bank certificate of deposits—CDB	558,948	377,605

	2,069,872	1,852,114
Bank investments
Repurchase agreements	9,212	153,461
Bank certificate of deposits—CDB	500,767	374,651
Other	164,445	5,864

	674,424	533,976

	2,744,296	2,386,090

7	Marketable securities and Restricted cash

Marketable securities

	September 30, 2018	December 31, 2017
Government security (i)	3,567,795	3,640,726
Bank certificate of deposits—CDB	74,558	212,617
Repurchase agreements	6,276	—

	3,648,629	3,853,343

Restricted cash

	September 30, 2018	December 31, 2017
Investments linked to loans	31,129	93,251
Securities pledged as collateral	82,779	132,383

	113,908	225,634

Non-current	113,908	225,634

(i)

Investments in government securities are carried out through exclusive investment funds. These bonds have Selic-linked remuneration and maturity between one and seven years, when asked to redeem the quotas for conversion into cash by the Company, the fund manager may trade them in an active secondary market with high liquidity and with insignificant risk of change in value.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

8	Trade receivables

	September 30, 2018	December 31, 2017
Domestic – Brazilian Reais	1,713,784	1,388,837
Export – Foreign currency	74,011	54,635
Allowance for doubtful accounts	(113,118)	(121,052)

	1,674,677	1,322,420
Current	1,625,033	1,277,766

Non-current	49,644	44,654

9    Other current tax receivables

	September 30, 2018	December 31, 2017
ICMS—State VAT	558,155	477,160
COFINS—Revenue tax	297,705	278,512
ICMS CIAP—State VAT	173,458	214,745
PIS—Revenue tax	89,826	73,214
Credit installment	39,943	38,926
Other	27,617	23,673

	1,186,704	1,106,230
Current	400,324	327,410

Non-Current	786,380	778,820

10	Related parties

a)	Receivables from and payables to related parties:

	September 30, 2018	December 31, 2017
Current Asset
Commercial operation
Raízen Energia S.A.	35,796	22,283
Aguassanta Participações S.A.	—	17
Raízen Combustíveis S.A.	9,156	6,094
Other	360	1,665

	45,312	30,059

Non-current assets
Comercial operations
Raízen Combustíveis S.A.	24,967	18,086
Receivables under the framework agreement
Janus Brasil Participações S.A	—	30,423
Raízen Energia S.A. (i)	37,290	87,969

	37,290	118,392
Financial and corporation operations
Rezende Barbosa	23,144	31,444
Other	2,062	1,833

	25,206	33,277

	87,463	169,755

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2018	December 31, 2017
Current liabilities
Corporate operations
Raízen Energia S.A. (i)	235,589	198,198
Raízen Combustíveis S.A. (i)	152,833	128,189
Other	705	1,876

	389,127	328,263

(i) Receivables from Raízen Energia and Raízen Fuels recorded as noncurrent assets basically represent tax credits that will be returned by these entities to the Company when effectively used and. The balances recorded as current liabilities represent recoveries related to expenses paid by Raízen of the Company’s responsibility and other costs with shared structure, and;

b)	Related party transactions:

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Sales of goods and services
Raízen Combustíveis S.A	56,364	135,727	40,777	109,553
Raízen Energia S.A.	96,945	271,233	131,503	307,563

	153,309	406,960	172,280	417,116
Purchase of goods / Inputs
Raízen Energia S.A.	(1,412)	(1,599)	(866)	(1,158)
Raízen Combustíveis S.A.	(326,878)	(882,297)	(276,155)	(718,445)

	(328,290)	(883,896)	(277,021)	(719,603)
Shared expense
Raízen Energia S.A.	(18,162)	(54,652)	(17,170)	(55,267)

	(18,162)	(54,652)	(17,170)	(55,267)
Financial result
Usina Santa Luiza	(60)	(180)	(58)	(320)
Raízen Energia S.A.	(349)	4,184	1,868	5,651
Raízen Combustíveis S.A.	1,510	1,510	—	—
Other	(19)	—	(6)	(6)

	1,082	5,514	1,804	5,325

c)	Officers’ and directors’ compensation

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Short-term benefits	18,990	53,474	16,511	59,058
Post-employment benefits	135	297	217	678
Other long-term benefits	442	512	358	629
Benefits from termination of employment contract	516	1,193	—	—
Share-based payment transactions	3,025	16,939	16,380	22,562

	23,108	72,415	33,466	82,927

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

11	Investments in subsidiares

a)	Information in associates of the Company and the Company’s ownership:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefits %
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Novvi Limited Liability Company	1,011,000	202,200	20.00%	20.00%
Janus Brasil Participações S.A.	156,415,002	79,416,452	50.77%	5.00%
Radar Propriedades Agrícolas S.A	1,735,703	531,125	51.00%	3.00%
Radar II Propriedades Agrícolas S.A	81,440,221	24,920,708	51.00%	3.00%
Usina Santa Luiza S.A	28,553,200	9,516,782	33.33%	33.33%

	January 1, 2018	Interest in earnings (losses) of associates	Other comprehensive income	Dividends	Capital increase	September 30, 2018	Interest in earnings (losses) of associates in September 30, 2017
Investments in associates
Tellus Brasil Participações S.A.	98,723	2,568	—	(1,855)	—	99,436	3,838
Novvi Limited Liability Company	11,756	282	2,444	—	—	14,482	(5,606)
Janus Brasil Participações S.A.	51,426	4,500	—	(2,754)	37,639	90,811	2,000
Radar Propriedades Agrícolas S.A	57,532	932	77	—	—	58,541	1,279
Radar II Propriedades Agrícolas S.A	31,126	618	17	(184)	—	31,577	926
Usina Santa Luiza S.A	4,389	(203)	—	—	1,833	6,019	(1,549)
Other	46,390	8,331	1,238	(7,736)	—	48,223	6,096

Total	301,342	17,028	3,776	(12,529)	39,472	349,089	6,984

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Shares issued by the associate	Shares held by non-controlling shareholders	Non-controlling interest
Cosan S.A.	407,904,353	156,000,696	38.24%
Cosan Logística S.A.	463,224,241	127,324,097	27.49%
Companhia de Gás de São Paulo—Comgás	132,023,251	26,243,394	19.88%
Rumo S.A.	1,559,015,898	1,088,431,798	69.82%
Logispot Armazéns Agrícolas S.A.	2,040,816	1,000,000	49.00%

	January 1, 2018	Interest in earnings (losses) of associates	Change of shareholding interest in subsidiary	Other comprehensive income (losses)	Dividends	New standards adopted by the Company— Note 3.2	Business combination	Other	September 30, 2018	Interest in earnings (losses) of associates in September 30, 2017
Cosan S.A.	3,795,050	120,364	(437,661)	(78,618)	(57,618)	(2,674)	—	11,759	3,350,602	223,468
Cosan Logística S.A.	607,284	10,162	793	1,012	—	(77)	—	1,166	620,340	(16,833)
Companhia de Gás de São Paulo—Comgás	850,595	84,014	12,287	235	—	(1,280)	—	—	945,851	147,376
Rumo S.A.	5,732,763	98,928	—	9,251	(2,742)	(707)	—	3,822	5,841,315	(142,517)
Logispot Armazéns Agrícolas S.A.	34,588	(449)	—	—	—	—	—	—	34,139	(684)
Other	376	5,537	—	—	(4,899)	—	7,199	—	8,213	6,874

Total	11,020,656	318,556	(424,581)	(68,120)	(65,259)	(4,738)	7,199	16,747	10,800,460	217,684

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

12	Investments in joint ventures

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies. They are:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Ordinary shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%

Interest in earnings of joint ventures at September 30, 2017	478,417	227,855	706,272
January 1, 2018	3,185,988	5,261,811	8,447,799

Interest in earnings of joint ventures	380,939	51,263	432,202
Other comprehensive income	87,356	(210,745)	(123,389)
Interest on capital	(63,500)	—	(63,500)
New standards, interpretations and changes adopted by the Company—Note 3.2	(1,258)	(82)	(1,340)
Dividends	(453,500)	(486,611)	(940,111)

September 30, 2018	3,136,025	4,615,636	7,751,661

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5, Segments.

At September 30, 2018, the Company was in compliance with the covenants of the agreements governing the Joint Ventures.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

13	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (ii)	Permanent railways(i)	Construction in progress	Other	Total
Cost
At January 1, 2018	1,070,095	874,398	6,095,595	5,136,116	986,102	340,576	14,502,882
Additions	102	895	13,731	—	1,596,823	8,030	1,619,581
Disposals	(3,518)	(13,151)	(120,610)	—	(1,538)	(31,845)	(170,662)
Transfers	143,562	149,012	354,259	820,554	(1,483,753)	30,602	14,236
Business combinations(iii)	—	—	—	—	—	5,699	5,699

At September 30, 2018	1,210,241	1,011,154	6,342,975	5,956,670	1,097,634	353,062	15,971,736

Depreciation
At January 1, 2018	(297,499)	(344,146)	(1,245,651)	(949,777)	—	15,766	(2,821,307)
Additions	(37,471)	(87,971)	(479,265)	(343,208)	—	(21,364)	(969,279)
Disposals	3,518	13,066	120,062	—	—	26,467	163,113
Transfers	(1,195)	2,302	—	—	—	(22,765)	(21,658)

At September 30, 2018	(332,647)	(416,749)	(1,604,854)	(1,292,985)	—	(1,896)	(3,649,131)

At January 1, 2018	772,596	530,252	4,849,944	4,186,339	986,102	356,342	11,681,575

At September 30, 2018	877,594	594,405	4,738,121	4,663,685	1,097,634	351,166	12,322,605

(i)	Leasehold improvements and finance leases included.
(ii)	On September 30, 2018, wagons and locomotives in the amount of R$ 745,203 (R$ 743,203 on December 31, 2017) were placed on bail to guarantee bank loans (Note 15).
(iii)	Property, plant and equipment acquired on the acquisition of the full control of the company TTA as detailed in Note 01.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

14	Intangible assets and goodwill

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost:
At January 1, 2018	851,885	17,433,267	435,624	252,474	989,387	426,948	20,389,585
Additions	—	298,349	—	—	56,731	35,146	390,226
Disposals	—	(59,770)	—	—	(5,444)	(29,574)	(94,788)
Transfers	—	1,592	—	—	(1,656)	8,782	8,718
Business combination (i)	(79,466)	—	—	—	136,499	—	57,033

At September 30, 2018	772,419	17,673,438	435,624	252,474	1,175,517	441,302	20,750,774

Amortization
At January 1, 2018	—	(2,004,657)	(212,616)	(205,443)	(787,426)	(205,833)	(3,415,975)
Additions	—	(360,335)	(8,805)	(17,754)	(83,183)	(45,482)	(515,559)
Disposals	—	46,070	—	—	3,878	29,384	79,332
Transfers	—	(360)	—	—	(23)	391	8

At September 30, 2018	—	(2,319,282)	(221,421)	(223,197)	(866,754)	(221,540)	(3,852,194)

At January 1, 2018	851,885	15,428,610	223,008	47,031	201,961	221,115	16,973,610

At September 30, 2018	772,419	15,354,156	214,203	29,277	308,763	219,762	16,898,580

(i)	The goodwill of the acquisitions, according to note 1, are composed of: a) Stambridge R$ 31,726; b) TTA R$ 22,924 ; c) Lubrigrupo II R$ 2.383; and d) allocation of the purchase price of R$ 136,499.

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended September 30, 2018, amounted to R$7,200 (R$ 7,208 for the period ended September 30, 2017). The weighted average interest rate used to capitalize borrowing costs on the balance of concession right, was 8.05% p.a. for the period ended September 30, 2018 (9.02% p.a. for the period ended September 30, 2017).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization—%	September 30, 2018	December 31, 2017
Gas distribution concession—Comgás(i)	Concession term	8,213,736	8,197,514
Concession rights—Rumo(ii)	Concession term	7,140,420	7,231,096

		15,354,156	15,428,610
Operating license for port terminal(iii)	4.00	214,203	223,008
Trademarks
Mobil	10.00	5,073	22,827
Comma	—	24,204	24,204

		29,277	47,031
Relationship with customers:
Comgás	20.00	159,892	174,458
Lubricants	6.00	148,871	27,503

		308,763	201,961
Other
Software license	20.00	166,480	167,520
Other		53,282	53,595

		219,762	221,115
Total		16,126,161	16,121,725

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

During the period ended September 30, 2018, no impairment indicators were identified that would require the review of the last test conducted at December 31, 2017.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

15	Loans, borrowings and debentures

	Interest
Description (i)	Index at September 30, 2018	Annual interest	September 30, 2018	December 31, 2017	Maturity
Loan and borrowings
BNDES	URTJLP	8.39%	1,937,739	2,270,055	Jun-29
	Fixed	5.29%	1,113,870	1,281,416	Feb-25
	TJ462	9.45%	358,932	485,807	Oct-20
	Selic	8.32%	170,713	221,222	Oct-20
	Selic	8.49%	66,377	66,794	Jun-23
	TJLP	8.60%	113,919	120,573	Jun-23
	Selic	13.65%	3,604	4,075	Sep-20
	Fixed	3.75%	2,161	2,695	Jan-24
	IPCA	12.35%	3,095	2,840	Nov-21
EIB	U.S.$	3.88%	125,414	127,190	Jun-20
	U.S.$	2.94%	58,613	70,611	Sep-20
	U.S.$ + LIBOR	3.03%	145,490	138,778	May-21
	U.S.$ + LIBOR	2.91%	136,620	149,386	Sep-21
Foreign loans	GBP + Libor	3.95%	375,620	312,642	Dec-22
	GBP + Libor	2.22%	184,089	157,432	Nov-19
NCE	112% of CDI	7.18%	30,505	59,858	Dec-18
	126% of CDI	8.12%	504,864	—	Dec-23
	CDI + 3.50%	10.11%	295,669	294,968	Dec-18
	125% of CDI	8.05%	645,631	644,766	Dec-23
Perpetual Notes	U.S.$	8.25%	2,027,183	1,674,847	—
Resolution 4131	U.S.$	4.79%	51,938	68,305	Oct-20
	U.S.$ + Libor	3.45%	162,631	50,868	Feb-20
	U.S.$	2.40%	—	415,762	Mar-18
	U.S.$	3.67%	301,176	—	May-23
	U.S.$	4.30%	31,596	—	Nov-19
Senior Notes Due 2018	Fixed	9.50%	—	168,052	Mar-18
Senior Notes Due 2023	U.S.$	5.00%	394,938	339,665	Mar-23
Senior Notes Due 2027	U.S.$	7.00%	2,894,667	2,530,443	Jan-27
Senior Notes Due 2024	U.S.$	7.38%	3,021,943	2,570,622	Feb-24
Senior Notes Due 2024	U.S.$	5.95%	2,002,113	1,664,850	Sep-24
Senior Notes Due 2025	U.S.$	5.88%	1,959,098	—	Jan-25
FINEP	Fixed	5.00%	93,225	93,058	Nov-22
Trade banks	CDI + 4.91% p.a.	12.14%	—	98,117	Jun-18
	Fixed U.S.$	5.33%	16,016	95,040	Jun-19
Working capital	CDI + 2.80% p.a.	9.88%	—	391,693	Dec-18
	CDI + 2.95% p.a.	10.04%	—	286,463	Dec-18
	CDI + 0.31% p.m.	10.93%	—	1,117	Jan-18
	CDI + 0.33% p.m.	11.20%	—	3,345	Mar-18
	120% of CDI	7.73%	30,267	21,221	Aug-20
	120.85% of CDI	7.77%	—	10,440	Sep-18
	120.75% of CDI	7.77%	—	20,879	Sep-18
	125% of CDI	8.05%	5,015	—	Dec-18
	122% of CDI	7.85%	15,117	—	Feb-19
Bank overdrafts	125.5% of CDI	8.08%	—	94	Feb-19
Prepayment	U.S.$+Libor	3.70%	12,220	10,039	Apr-19

			19,292,068	16,926,028

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description (i)	Index at September 30, 2018	Annual interest	September 30, 2018	December 31, 2017	Maturity
Debentures
Non-convertible debentures	CDI + 2.05% p.a.	8.57%	—	152,573	—
	CDI + 3.50% p.a.	10.11%	—	1,359,125	—
	IGPM + 6,10%	16.38%	229,680	—	May-28
	IPCA + 5.10%	9.40%	—	363,894	—
	IPCA + 5.57%	10.11%	199,195	197,923	Sep-20
	IPCA + 7.14%	11.75%	320,132	293,312	Dec-20
	IPCA + 7.48%	12.10%	288,493	263,701	Dec-22
	IPCA + 7.36%	11.98%	95,017	86,927	Dec-25
	IPCA + 5.87%	10.42%	751,968	726,827	Dec-23
	IPCA + 4.33%	8.82%	424,546	396,328	Oct-24
	108 % of CDI	6.92%	—	171,515	—
	Fixed	13.13%	—	163,750	—
	128 % of CDI	8.25%	511,388	499,576	Dec-25
	CDI + 0.90%	7.35%	42,689	87,467	Sep-19

			2,863,108	4,762,918
Total			22,155,176	21,688,946

Current			2,046,866	3,903,392

Non-current			20,108,310	17,785,554

(i)	The Company’s debts with national and international development agencies have bank guarantees. Guarantees are contracted with first-tier banks guaranteeing the total amount of debt.

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	September 30, 2018	December 31, 2017
Reais (R$)	8,253,811	11,312,466
Dollar (U.S.$) (i)	13,341,656	9,906,406
Pound (GBP)	559,709	470,074

	22,155,176	21,688,946

(i)	At September 30, 2018, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 28).

Below are the movements that occurred for the period ended September 30, 2018.

At January 1, 2018	21,688,946

Raised	2,750,267
Amortization of principal	(4,685,398)
Payment of interest	(1,186,695)
Interest, exchange rate and fair value	3,588,056

At September 30, 2018	22,155,176

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Resolution 4,131

On March 9, 2018, CLE, a wholly-owned subsidiary of the Company, obtained a loan from Bank of America Merril Lynch in the amount of U.S.$ 20,000 thousands with maturity on February 20, 2020 and interest at libor + 1.00% p.a.

On May 29, 2018, Comgás, a wholly-owned subsidiary of the Company, obtained a loan from Scotiabank in the amount US$ 75,000 thousands with maturity on May 30, 2023 and pre-fixed interest at 3.67% p.a.

On August 08, 2018, Biomassa, a wholly-owned subsidiary of the Company, obtained a loan from Santander in the amount US$ 7,760 thousands with maturity on August,10, 2020 and pre-fixed interest at 4.30% p.a.

Working Capital

On August 13, 2018, Cosan Biomassa, the Company’s subsidiary, extended, for August 5, 2020, the maturity date of its loan agreement with Banco Santander in the amount of R$ 30,000. The interest rate is floating and linked to the CDI rate.

On September 13, 2018, Cosan Biomassa, the Company’s subsidiary, extended, for December 12, 2018, the maturity date of its loan agreement with Banco ABC in the amount of R$ 5,000. The interest rate is floating and linked to the CDI rate.

On February 23, 2018, Cosan Biomassa, a wholly-owned subsidiary of the Company, obtained a loan in the amount of R$ 15,000 from Banco ABC with maturity on February 18, 2019 and a fixed interest rate of 122.00% of CDI.

On May, 9, 2018, Cosan Biomassa, a wholly-owned subsidiary of the Company, loan contract added with Banco Santander in the amount R$ 20,000 that delay the maturity to July, 17, 2018. The interest rate is floating and fixed of CDI.

Senior Notes 2025

On February 9, 2018, through its subsidiary, Rumo Luxembourg, the Company issued debt securities in the international market, Senior Notes due 2025 (“Notes 2025”) in the total amount of U.S.$ 500,000 thousands, with maturity in January 2025 and interest of 5.87% p.a., paid semi-annually. This debt is protected by exchange and interest rate swaps.

On May 7, 2018, the operations required for the placement of Senior Notes 2025 issued in January 2018 by the Rumo Lux subsidiary were approved and ratified, and (i) the issuance of the NCE through the transfer of foreign funds by the subsidiary Rumo Malha Norte, in Itaú Unibanco SA (“Itaú”), in the amount of up to US$ 500,000 thousand, with a maturity of 07 years, observing the usual early maturity events in capital market operations, as described in the NCE, and remuneration interest equivalent to a certain percentage , which should not exceed the maximum percentage of 5.875% per year, which consists of transfer of funds from a linked note in accordance with Resolution 2,921 of the National Monetary Council of January 17, 2002 obtained by Itaú with Rumo Lux—the amount of the principal of NCE will be fully amortized on the respective maturity date and the interest will be paid semiannually, from the date of payment of the NCE , as well as (ii) the contracting of hedges related to this operation, including a non-deliverable forward transaction.

NCE Bradesco 2023

On January 26, 2018, through its subsidiary, Rumo Malha Norte SA, the Company raised funds from Banco Bradesco, through an Export Credit Note, in the total amount of R$ 500,000, due in December 2023 with interest of 126% of CDI, paid semi-annually.

Debentures

On May, 15, 2018, the subsidiary Comgás, issued 7th debentures. Resources were captured in a single series, in the amount R$ 215.000, corrected annually IGP-M, interest rate 6.10% p.a and maturity in May, 15, 2028.

On September 17, 2018, the subsidiary Comgás paid interest and principal on the 3th Issue of Debentures. The Debentures of the 2th series of the 3th issue (GASP23) are no longer traded due to their maturity.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Available credit line

➢	BNDES

As of September 30, 2018, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$ 21,325 (R$ 94,220 on December 31, 2017).

As of September 30, 2018, the subsidiary Cosan S.A. had available credit lines, which were not used, in the total amount of R$ 200,458. (R$ 288,000 on December 31, 2017).

➢	Standy by facilities

As of September 30, 2018 and December 31,2017, the subsidiary Cosan S.A had available credit lines from three different Brazilian financial institutions, which were not used, in the total amount of R$ 501,000.

Financial Covenants

The Company is subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators. The Company evaluates the financial covenants as of December 31, 2018.

At September 30, 2018, the Company was in compliance with all debt financial covenants.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

16	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	September 30, 2018				December 31, 2017
	Less than one year	Between one and five years	More than five years	Total	Total
Future value of minimum payments lease payments	183,975	453,363	191,705	829,043	1,250,860
Rolling stock	157,087	375,934	121,601	654,622	1,060,759
Terminal	23,984	76,155	70,104	170,243	184,484
Other	2,904	1,274	—	4,178	5,617
Interests	(62,274)	(144,984)	(36,146)	(243,404)	(306,722)
Rolling stock	(49,595)	(112,396)	(23,416)	(185,407)	(241,509)
Terminal	(12,370)	(32,507)	(12,730)	(57,607)	(64,528)
Other	(309)	(81)	—	(390)	(685)

Present value of minimum lease payments	121,701	308,379	155,559	585,639	944,138

Current				121,701	261,344

Non-current				463,938	682,794

Below are the movements that occurred for the period ended September 30, 2018.

At January 1, 2018	944,138

Interest, exchange rate and fair value	124,301
Amortization of principal	(352,506)
Payment of interest	(130,294)

At September 30, 2018	585,639

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Operating leases

At September 30, 2018, the future minimum lease payments under non-cancellable leases are as follows:

	September 30, 2018				December 31, 2017
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Locomotives	565	668	—	1,233	1,695
Rail cars	7,542	25,636	2,165	35,343	38,449
Other	2,810	8,438	3,803	15,051	16,058

Total	10,917	34,742	5,968	51,627	56,202

The leases are recognized as expenses on a straight-line basis over the life of the respective agreement.

17	Concessions payable

	September 30, 2018			December 31, 2017
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	33,831	30,260	64,091	65,550
Rumo Malha Paulista	—	20,193	20,193	48,139

	33,831	50,453	84,284	113,689
Court Discussion
Rumo Malha Paulista	1,682,559	—	1,682,559	1,535,470
Rumo Malha Oeste	1,295,540	80,174	1,375,714	1,284,175

	2,978,099	80,174	3,058,273	2,819,645

Total	3,011,930	130,627	3,142,557	2,933,334

Current			29,385	27,413

Non-current			3,113,172	2,905,921

Judicial deposits at September 30, 2018 concerning the above claims totaled:

	September 30, 2018	December 31, 2017
Rumo Paulista	119,806	119,806
Rumo Oeste	20,690	20,690

	140,496	140,496

The judicial deposits are recorded in the “Civil, regulatory and environmental” group, as described in note 21.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

18	Trade payables

	September 30, 2018	December 31, 2017
Natural gas suppliers	1,893,094	1,563,930
Materials and service suppliers	1,101,183	1,162,496
Fuels and lubricants suppliers	13,438	1,814
Judicial deposits(i)	(294,976)	(294,976)
Other	6,322	731

	2,719,061	2,433,995

(i)

There are ongoing proceeding between Comgás and its gas supplier. The gas supplier is charging different prices comparing to the gas supply market. At September 30, 2018, the balance of the judicial discussion is R$ 1,165,745 (R$ 1,154,603 on December 31, 2017). The amount is secured by judicial deposit R$ 294,976 (R$ 294,976 on December 31, 2017) and the guaranteed value through surety is of R$ 876,490 (R$ 859,627 on December 31, 2017).

19	Other taxes payable

	September 30, 2018	December 31, 2017
Tax amnesty and refinancing program—Refis	218,376	229,745
ICMS – State VAT	155,787	121,550
COFINS—Revenue tax	73,412	146,641
PIS—Revenue tax	9,565	31,563
INSS—Social security	5,577	7,697
ISS—Services tax	4,666	4,494
IOF—Financial tax	1,345	2,224
Other	7,508	36,601

	476,236	580,515
Current	320,757	418,878

Non-Current	155,479	161,637

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

20	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Profit before taxes	391,586	696,940	696,719	670,830
Income tax and social contribution at nominal rate (34%)	(133,139)	(236,960)	(236,884)	(228,082)
Adjustments to reconcile nominal and effective tax rate
Interest in earnings of investees (non-taxable income)	29,063	152,738	141,384	242,507
Differences in tax rates on earnings / losses of overseas companies	2,288	1,689	(19,911)	(64,819)
Granted income tax incentive	11,287	—	31,347	46,312
Share-based payment transactions	(1,017)	(2,940)	(1,001)	(2,936)
Interest on shareholders’ equity	(8,160)	(21,590)	(2,873)	(17,153)
Non-deductible expenses (donations, gifts, etc.)	3,230	(1,416)	(28,938)	(37,339)
Tax losses not recorded (i)	(21,758)	(89,141)	(35,520)	(163,283)
Goodwill amortization effect	463	1,390	—	—
Tax effects of discounts granted—PERT	—	110	—	—
Other	14,076	9,719	3,503	(3,909)

Income tax and social contribution (expense)—current and deferred	(103,667)	(186,401)	(148,893)	(228,702)

Effective rate—%	26.47	26.75	21.37	34.09

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

	September 30, 2018	December 31, 2017
Assets credit of:
Income tax loss carry forwards	2,225,071	2,112,707
Social contribution tax loss carry forwards	814,182	772,304
Temporary differences
Foreign exchange—Loans and borrowings	874,398	548,568
Legal proceedings provision	406,481	365,997
Tax deductible goodwill	—	56,276
Impairment provision	226,400	250,236
Provisions for employee benefits	157,259	153,434
Allowance for doubtful accounts	32,096	25,991
Regulatory asset (liability)	61,027	65,318
Impairment of tax credit	64,271	61,324
Share-based payment transactions	2,875	1,602
Profit sharing	32,342	40,195
Interest on preferred shareholders payable in subsidiaries	168,511	218,599
Property, plant, equipment and intangible—useful life review	248,327	160,490
Contract disputes	88,552	86,482
Provisions	211,173	339,627
Other	56,128	(23,451)

Total	5,669,093	5,235,699
(-) Deferred taxes assets not recognized	(2,047,576)	(1,961,325)
Liabilities credit of:
Temporary differences
Business combination—Property, plant and equipment	76,996	110,149
Tax deductible goodwill	(370,698)	(351,262)
Lease	(199,528)	(277,091)
Concession contract	(7,229)	(8,681)
Unrealized (loss) gains on derivatives instruments (i)	(638,863)	(115,503)
Fair value option in loans	5,178	23,855
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination—Intangible asset	(3,736,344)	(3,741,525)
Other	4,341	(45,510)

Total	(6,001,183)	(5,540,604)

Total of deferred taxes recorded	(2,379,666)	(2,266,230)

Deferred income tax—Assets	1,545,518	1,636,080

Deferred income tax—Liabilities	(3,925,184)	(3,902,310)

(i)

The subsidiary Comgás changed the regime for the taxation of foreign exchange variation of the loans and financing from cash basis to accrual accounting for fiscal year 2018, therefore the deferred taxes on gains of income not realized with derivatives, started to be presented as deferred tax liability. Previously they were offset by the losses of the exchange variation of loans and financing.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Changes in deferred income taxes, net:

At January 1, 2018	(2,266,230)

Recorded through income	(93,291)
Tax loss carryforwards used to settle other tax installments	2,103
Tax effects of discounts granted —PERT	(4,217)
Business combinations	(24,164)
Adoption of IFRS 9	3,584
Other(i)	2,549

At September 30, 2018	(2,379,666)

(i)	Exchange variation effect due to the conversion of offshore investments.

21	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Tax	524,494	501,247	440,912	371,703
Civil, regulatory and environmental	391,913	375,561	195,842	196,025
Labor	473,409	471,349	212,382	198,379

	1,389,816	1,348,157	849,136	766,107

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
January 1, 2018	501,247	375,561	471,349	1,348,157
Accruals	9,131	38,074	73,035	120,240
Disposal / Reversals	(20,238)	(48,268)	(95,549)	(164,055)
Transfers	7,178	(7,178)	—	—
Indexation and interest charges (i)	27,176	33,724	24,574	85,474

September 30, 2018	524,494	391,913	473,409	1,389,816

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	September 30, 2018	December 31, 2017
Compensation with FINSOCIAL	285,315	280,158
State VAT—ICMS credits	94,932	99,423
INSS—Social security	66,937	65,149
PIS and COFINS	143	2,051
Federal income taxes	1,711	1,521
IPI—Excise tax credit—NT (i)	28,722	678
Other	46,734	52,267

	524,494	501,247

(i)

In September 2018, provisions for lawsuits related to IPI Seletividade were registered in the amount of R $ 24,769, due to a decision of the Federal Supreme Court (“STF”) unfavorable to the taxpayer with general repercussions..

b)	Judicial claims deemed as possible losses, and therefore not accrued

	September 30, 2018	December 31, 2017
ICMS—State VAT	2,668,459	2,652,709
Federal income taxes	2,704,189	2,766,174
IRRF—Withholding tax	939,663	914,545
PIS and COFINS—Revenue taxes	875,063	838,343
INSS—Social security and other	611,802	556,252
Goodwill Rumo	525,575	512,120
IPI—Excise tax credit—NT	472,996	523,121
Penalties related to tax positions	444,319	429,249
MP 470—Tax installments	296,111	290,389
Foreign financial operation	287,882	280,414
Compensation with IPI—IN 67/98	134,076	132,270
Stock option	67,463	65,776
Financial transactions tax on loan	52,286	51,330
Social security contributions	4,087	45,985
Compensation credit award	42,698	41,350
Other	878,815	902,698

	11,005,484	11,002,725

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•

Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•

Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which an unfavorable outcome is considered possible, are as follows:

	September 30, 2018	December 31, 2017
Civil	3,211,426	2,865,572
Labor	994,941	1,061,910
Regulatory	674,837	606,133
Environmental	429,400	378,462

	5,310,604	4,912,077

On July 25, 2018, the Company was aware of the filing of an administrative inquiry with CADE for the determination of representation filed by Agrovia. The Company refutes the arguments presented by it and emphasizes that most of the facts have already been analyzed and rejected by the body itself in another administrative proceeding. The Company assesses as possible the risk that an administrative proceeding will be created and will incur loss in this process. Due to the initial stage of the topic, it is not possible to estimate the value at risk.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

22	Shareholders’ equity

a)	Share capital

At September 30, 2018, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A and / or BDRs	%	Class B1 shares	%
Controlling Group (i)	19,514,418	11.19	96,332,044	100.00
Renaissance Technologies LLC	6,288,299	3.61	—	—
M&G Investment Management Limited	7,335,954	4.21	—	—
Eastspring Investments (Singapore) Limited	3,842,457	2.20	—	—
Free Float	111,362,540	63.87	—	—

Total shares outstanding	148,343,668	85.08	96,332,044	100.00

Treasury shares	26,011,673	14.92	—	—
Total	174,355,341	100.00	96,332,044	100.00

(i)	The controlling group is composed by the following companies: (i) Queluz Holdings Limited, (ii) Usina Costa Pinto S.A. (iii) MSOR Participações S.A. and (iv) Usina Bom Jesus S.A. Açúcar e Álcool.

b)	Treasury shares

The Company holds 26,011,673 Class A treasury shares as of September 30, 2018 (27,488,204 December 31, 2017) with a market value of U.S.$ 6.73 per share as of September 30, 2018 (U.S.$ 9.70 per share as of December 31, 2017).

In the period ended September 30, 2018, the amount of 1,476,531 treasury shares were delivered to the beneficiaries of the Stock-Grant Plan – Equity-settled – Cosan Limited.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2017	Comprehensive (loss) income	September 30, 2018
Foreign currency translation effects	(372,343)	(275,943)	(648,286)
Gain (loss) on cash flow hedge in joint ventures and subsidiaries	14,610	(112,937)	(98,327)
Actuarial loss on defined benefit plan	(44,937)	(1,042)	(45,979)
Gain on share subscription of a subsidiary	15,000	—	15,000
Changes in fair value of available for sale securities	841	95	936

Total	(386,829)	(389,827)	(776,656)

Attributable to:
Owners of the Company	(394,212)	(321,707)	(715,919)
Non-controlling interests	7,383	(68,120)	(60,737)
	December 31, 2016	Comprehensive (loss) income	September 30, 2017
Foreign currency translation effects	(322,258)	3,811	(318,447)
(Loss) gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	272,136	82,135
Actuarial loss on defined benefit plan	(29,017)	—	(29,017)
Gain on share subscription of subsidiary	6,000	9,000	15,000
Changes in fair value of available for sale securities	(2,618)	3,371	753

Total	(537,894)	288,318	(249,576)

Attributable to:
Owners of the Company	(480,454)	182,946	(297,508)
Non-controlling interests	(57,440)	105,372	47,932

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

23	Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Profit (loss) attributable from continued operation to ordinary equity holders for basic earnings	62,997	191,983	248,110	224,444
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(295)	(675)	(1,748)	(2,239)
Dilutive effect of put option	—	—	(15,601)	(15,601)
Share repurchase plan	—	—	—	—

Profit (loss) from continued operation attributable to ordinary equity holders adjusted for the effect of dilution	62,702	191,308	230,761	206,604

Basic number of shares outstanding—In thousands of shares	244,676	243,859	264,869	264,750
Effect of dilution:
Dilutive effect of stock option plan	9,451	10,267	13,342	13,470

Diluted number of shares outstanding—In thousands of shares	254,127	254,126	278,211	278,220

Basic earnings (losses) per share from:
Continuing operations	R$ 0.2575	R$ 0.7873	R$ 0.9367	R$ 0.8478
Diluted earnings (losses) per share from:
Continuing operations	R$ 0.2467	R$ 0.7528	R$ 0.8294	R$ 0.7426

The non-controlling interests of the indirect subsidiary Brado Logística S.A have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

For the nine month period ended at September 30, 2018, 3,264 share options from indirect subsidiary Brado Logística S.A were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the nine month period ended at September 30, 2018, 656,000 shares related to the share repurchase plan of subsidiary Cosan S.A. have an antidilutive effect, so they were not considered in the diluted earnings per share analysis.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

24	Net sales

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Gross revenue from sales of products and services	5,576,195	14,536,331	4,341,120	11,534,192
Construction revenue	106,781	292,451	95,996	239,110
Indirect taxes and deductions (i)	(904,559)	(2,432,446)	(726,093)	(1,908,040)

Net sales	4,778,417	12,396,336	3,711,023	9,865,262

(i)	On April 1, 2017, the effective tax rate ICMS – State tax on gas sales was changed from 12% to 15%.

25	Costs and expenses by nature

The expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose are as follows:

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Raw materials and consumables used	(1,883,558)	(4,680,160)	(1,127,811)	(2,966,049)
Employee benefit expense	(367,883)	(1,023,917)	(303,124)	(884,698)
Transportation expenses	(687,376)	(1,787,779)	(566,749)	(1,560,214)
Expenses with third-party services	(146,338)	(427,414)	(146,741)	(408,157)
Depreciation and amortization	(488,972)	(1,460,062)	(435,441)	(1,299,375)
Construction cost—IFRIC 12	(106,781)	(292,451)	(95,996)	(239,110)
Selling expenses	(7,017)	(18,267)	(28,888)	(76,603)
Leases and concessions expenses	(54,088)	(160,852)	(50,102)	(149,303)
Leases expenses	(3,273)	(10,653)	(752)	(2,047)
Other	(158,654)	(410,668)	(121,248)	(402,211)

	(3,903,940)	(10,272,223)	(2,876,852)	(7,987,767)
Cost of sales	(3,406,199)	(8,832,176)	(2,405,635)	(6,567,249)
Selling	(255,186)	(747,787)	(255,269)	(794,287)
General and administrative	(242,555)	(692,260)	(215,948)	(626,231)

	(3,903,940)	(10,272,223)	(2,876,852)	(7,987,767)

26	Other income (expenses), net

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Income from sale of scrap / eventual income	11,002	36,327	9,097	29,267
Insurance reimbursement income	—	5,345	12,745	13,926
Rental income	—	—	959	1,620
Loss on disposal of non-current assets and intangibles	(2,276)	(3,170)	(12,034)	(23,735)
Net effect of legal proceeding, recoverable and tax amnesty and refinancing program	(30,953)	(88,408)	(28,464)	(89,369)
Other	(22,479)	(38,320)	(12,813)	(25,978)

	(44,706)	(88,226)	(30,510)	(94,269)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

27	Finance results

	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017
Cost of gross debt
Interest on debt	(394,151)	(1,240,954)	(472,477)	(1,402,021)
Monetary and exchange rate variation	(400,301)	(1,806,720)	303,348	100,434
Derivatives and fair value measurement	387,076	1,609,017	(222,542)	(180,104)
Amortization of borrowing costs	(12,105)	(47,950)	(5,068)	(13,133)
Guarantees and warranties on debt	(23,296)	(91,749)	(8,293)	(24,653)

	(442,777)	(1,578,356)	(405,032)	(1,519,477)
Income from financial investment and exchange rate in cash and cash equivalents	108,373	336,658	123,760	435,339

	108,373	336,658	123,760	435,339

Cost of debt, net	(334,404)	(1,241,698)	(281,272)	(1,084,138)
Other charges and monetary variations
Interest on other receivables	22,150	85,751	31,491	112,955
Monetary variation on leases and concessions agreements	(48,016)	(140,583)	(60,267)	(195,259)
Monetary variation on leases	(16,694)	(89,189)	(32,086)	(98,626)
Bank charges and others	(26,042)	(73,198)	(54,098)	(182,437)
Advances on real state credits	(2,740)	(9,228)	(4,441)	(17,069)
Interest on contingencies and contracts	(55,281)	(104,925)	(18,458)	(54,376)
Interest on other liabilities	(55,525)	(151,054)	(104,130)	(308,365)
Interest on shareholders’ equity	(1,210)	(933)	—	—
Exchange variation	(5,902)	(63,120)	483	1,663

	(189,260)	(546,479)	(241,506)	(741,514)

(=) Finance results, net	(523,664)	(1,788,177)	(522,778)	(1,825,652)
Finance expense	(925,992)	(1,938,293)	(841,177)	(2,606,547)
Finance income	179,977	527,068	177,290	695,061
Exchange variation	(408,650)	(1,876,386)	293,593	99,860
Derivatives	631,001	1,499,434	(152,484)	(14,026)

Finance results, net	(523,664)	(1,788,177)	(522,778)	(1,825,652)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

28	Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	September 30, 2018	December 31, 2017
Assets
Fair value through profit or loss
Investment funds	2,069,872	1,852,114
Marketable securities	3,648,629	3,853,343
Derivate financial instruments	2,283,417	1,162,213

	8,001,918	6,867,670
Amortized cost
Cash and cash equivalents	1,953,325	2,703,063
Trade receivables	1,674,677	1,322,420
Restricted cash	113,908	225,634
Receivables from related parties	132,672	199,814
Other financial assets	—	1,340,000
Dividends receivable	7,526	13,466

	3,882,108	5,804,397
Total	11,884,026	12,672,067

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2018	December 31, 2017
Liabilities
Amortized cost
Loans, borrowings and debentures	9,918,663	13,858,709
Leases	585,639	944,138
Real state credit certificates	14,066	86,745
Trade payables	2,719,061	2,433,995
Other financial liabilities	410,874	382,702
Payables to related parties	389,024	328,263
Dividends payable	29,075	191,478
Tax installments—REFIS	218,376	229,745
Trade payables—Corporate operation / Agreements	258,590	210,476
Preferred shareholders payable in subsidiaries	1,082,021	1,442,679

	15,625,389	20,108,930
Fair value through profit or loss
Loans, borrowings and debentures	12,236,513	7,830,237
Contingent consideration	55,360	116,542
Derivative financial instruments	23,694	115,085

	12,315,567	8,061,864
	27,940,956	28,170,794

During the period ended at September 30, 2018, there was no reclassification between the categories fair value through profit or loss and amortized cost.

Risk management structure

	Notional		Fair value
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Exchange rate derivatives
Forward agreements	17,013	494,302	3,180	(457)
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,122,081	2,446,369	143,851	330,712
Swap agreements (exchange and interest rate)	10,994,139	7,217,792	2,112,692	716,873

	13,116,220	9,664,161	2,256,543	1,047,585
Total financial instruments			2,259,723	1,047,128

Assets			2,283,417	1,162,213

Liabilities			(23,694)	(115,085)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

	September 30, 2018	December 31, 2017
Cash and cash equivalents	4,023,197	4,555,177
Trade receivables	1,674,677	1,322,420
Derivative financial instruments	2,283,417	1,162,213
Marketable securities	3,648,629	3,853,343
Receivables from related parties	132,672	199,814
Dividends	7,526	13,466
Restricted cash	113,908	225,634

	11,884,026	11,332,067

The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	September 30, 2018	December 31, 2017
AAA	9,237,952	3,499,345
AA	824,226	6,159,553
A+	6,963	—
B	—	2,007
BB+	—	4,180

	10,069,141	9,665,085

Liquidity risk

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	September 30, 2018					December 31, 2017
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,246,967)	(3,119,269)	(8,873,641)	(16,794,148)	(32,034,025)	(31,554,560)
Trade payables	(2,719,061)	—	—	—	(2,719,061)	(2,433,995)
Other financial liabilities	(410,874)	—	—	—	(410,874)	(382,702)
Tax installments—REFIS	(67,433)	(26,262)	(39,749)	(105,846)	(239,290)	(244,957)
Leases	(189,391)	(160,292)	(318,773)	(218,246)	(886,702)	(1,443,470)
Derivative financial instruments	33,867	(219,206)	(1,069,490)	5,048,805	3,793,976	(110,909)
Real estate credits certificates	(39,356)	—	—	—	(39,356)	(92,844)
Payables to related parties	(389,024)	—	—	—	(389,024)	(328,263)
Dividends payable	(29,075)	—	—	—	(29,075)	(191,478)

	(7,057,314)	(3,525,029)	(10,301,653)	(12,069,435)	(32,953,431)	(36,783,178)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Market risk

a)	Foreign exchange risk

As at September 30, 2018 and December 31, 2017, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar:

	September 30, 2018	December 31, 2017
Cash and cash equivalents	1,305,326	782,103
Trade receivables	37,417	25,797
Trade payables	(1,660)	(13,230)
Loans, borrowings and debentures	(13,341,656)	(8,919,712)
Advances from clients	—	(6,310)
Contingent consideration	(55,360)	(64,213)
Payables to related parties	(260,524)	(210,497)
Derivative financial instruments (i)	10,945,003	7,323,116

Foreign exchange exposure, net	(1,371,454)	(1,082,946)

(i)	These balances are equivalent to the notional amount in U.S. Dollars converted to R$ at the Dollar rate of September 30, 2018 and December 31, 2017 respectively.

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the US dollar market rates projected for September 30, 2019, which determines the fair value of the derivatives at that date. Stressed scenarios (positive and negative effects, before taxes) were defined based on adverse impacts of 25% and 50% on the US dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at September 30, 2018, the Company performed a sensitivity analysis with a 25% and 50% increase in the exchange rate (US $ / US $). The probable scenario considers the Company’s projections made by specialized advisory services for 12-month exchange rates for companies with real functional currency (positive and negative, before taxes), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	September 30, 2018	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	4.0039	3.4300	4.2875	5.1450	2.5725	1.7150

The external source used by the company for market projections was a specialized consultant.

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	U.S.$ fluctuation	(71,222)	106,416	212,834	(106,416)	(212,834)
Trade receivables	U.S.$ fluctuation	(5,363)	8,013	16,028	(8,013)	(16,028)
Payables to related parties	U.S.$ fluctuation	37,342	(55,795)	(111,591)	55,795	111,591
Trade payables	US$ fluctuation	173	(372)	(743)	372	743
Exchange rate derivatives	U.S.$ fluctuation	(1,742,167)	2,671,267	5,342,533	(2,671,267)	(5,342,533)
Loans, borrowings and debentures	U.S.$ fluctuation	1,717,531	(2,428,546)	(4,857,093)	2,428,546	4,857,093
Advances from clients	U.S.$ fluctuation	—	—	—	—	—
Contingent consideration	U.S.$ fluctuation	7,935	(11,855)	(23,712)	11,855	23,712

Impacts on profit or loss		(55,771)	289,128	578,256	(289,128)	(578,256)

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Interest rate risk

Sensitivity analysis on changes in interest rates:

The sensitivity analysis below shows the likely impact on interest expenses on loans and financing and on the remuneration of financial investments, as well as the impact of interest rate changes, reflecting a 25% and 50% increase or decrease in interest in relation to the probable scenario, on loans and financing and financial investments indexed to post fixed rates.:

	September 30, 2018
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	206,237	51,559	103,119	(51,559)	(103,119)
Marketable securities	228,218	57,054	114,109	(57,054)	(114,109)
Restricted cash	347,027	86,757	173,514	(86,757)	(173,514)
Leases	(22,378)	(5,594)	(5,594)	5,594	5,594
Advances on real state credits	(932)	(233)	(466)	233	466
Interest rate derivatives	728,858	(721,308)	(1,323,893)	1,788,188	3,934,058
Loans, borrowings and debentures	(886,238)	(107,074)	(214,148)	107,074	214,148

Impacts on profit or loss	600,792	(638,839)	(1,153,359)	1,705,719	3,763,524

The probable scenario considers the estimated interest rate, made by a specialized third part and Banco Central do Brasil as follows:

	Probable	25%	50%	-25%	-50%
SELIC	6.75%	8.44%	10.13%	5.06%	3.38%
CDI	6.53%	8.16%	9.80%	4.90%	3.27%
TJ462	7.90%	9.63%	11.35%	6.18%	4.45%
TJLP	6.90%	8.63%	10.35%	5.18%	3.45%
IPCA	4.64%	5.80%	6.96%	3.48%	2.32%
IGPM	3.24%	4.05%	4.86%	2.43%	1.62%
FED FUNDS	2.75%	3.44%	4.13%	2.06%	1.38%

Financial instruments fair value

The market value of the Senior Notes and Perpetual Notes are listed on the Luxembourg Stock Exchange (Note 15) is based on their quoted market price are as follows:

Loan	Company	September 30, 2018	December 31, 2017
Senior Notes Due 2018	Cosan S.A	—	100.37%
Senior Notes Due 2023	Cosan S.A	95.90%	101.54%
Senior Notes Due 2024	Rumo S.A	102.06%	107.86%
Senior Notes Due 2025	Rumo S.A	93.17%	—
Senior Notes Due 2027	Cosan S.A	98.31%	108.14%
Senior Notes Due 2024	Cosan Limited	94.98%	102,79%
Perpetual Notes	Cosan S.A	100.00%	102.83%

The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 15).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

			Assets and liabilities measured at fair value
	Carrying amount		September 30, 2018		December 31, 2017
	September 30, 2018	December 31, 2017	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	2,069,872	1,852,114	2,069,872	—	1,852,114	—
Marketable securities	3,648,629	3,853,343	3,648,629	—	3,853,343	—
Derivate financial instruments	2,283,417	1,162,213	2,283,417	—	1,162,213	—

Total	8,001,918	6,867,670	8,001,918	—	6,867,670	—

Liabilities
Loans, borrowings and debentures	(12,236,513)	(7,830,237)	(12,236,513)	—	(7,830,237)	—
Contingent consideration (i)	(55,360)	(116,542)	—	(55,360)	—	(116,542)
Derivative financial instruments	(23,694)	(115,085)	(23,694)	—	(115,085)	—

Total	(12,315,567)	(8,061,864)	(12,260,207)	(55,360)	(7,945,322)	(116,542)

(i)

The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk

Movimentação
January 1, 2018	(116,542)
Payments in the period	62,896
Indexation and interest charges	(1,714)

September 30, 2018	(55,360)

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At January 01, 2018	(4,218,221)	358,706	(3,859,515)
Initial measurement	(3,478,165)	—	(3,478,165)
Principal amortization	364,491	(37,956)	326,535
Interest amortization	367,307	36,382	403,689
Fair value	(1,381,101)	771,921	(609,180)

At September 30, 2018	(8,345,689)	1,129,053	(7,216,636)

In order to protect the Company from possible fluctuations in exchange rates, was designated on June 1, 2018, hedge accounting (fair value hedge) for the amount of USD 400,000 thousand of the loan agreement “Senior Notes due 2024”. The Company used derivative operations, cash flow swaps, to swap the exchange rates and interest rate per percentage of CDI. The company will designate the full notional of the loan agreement for hedge accounting as soon as it closes the swap deal to complete the USD 500,000 thousand notional.

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

29    Post-employment benefits

	September 30, 2018	December 31, 2017
Futura	47,920	44,431
Futura II	156	1,237
Comgás	452,077	439,791

	500,153	485,459

Pension plan

During the period ended September 30, 2018, the amount of sponsor contributions to the plans was R$ 23,645 (R$ 20,796 for the period ended September 30, 2017).

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

30	Share-based payment

As at September 30, 2018 the Company has two share-based payment plans: (i) Stock Option Plan which provides an option to executives to buy the shares of the Company and (ii) Stock Based Compensation Plan which provides to executives a grant of shares of the Company.

The plans have been administered by the Board of Directors of each Company, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

i.	Program Features

				Number of instruments on September 30, 2018
Programs	Expected life (years)	Interest rate—%	Expected volatility—%	Granted	Vested or cancelled option	Outstanding	Market price on grant date	Exercise price at September 30, 2018	Fair value at grant date	Expenses recorded in P&L
Stock option programs
08/18/2011—Cosan S.A	1 to 7	12.39%	31.44%	4,825,000	(4,825,000)	—	22.80	25.69	6.80	—
08/18/2011—Cosan S.A	1 to 12	12.39%	30.32%	5,000,000	(2,500,000)	2,500,000	22.80	25.69	8.15	944
12/12/2012—Cosan S.A	1 to 7	8.78%	31.44%	700,000	(420,000)	280,000	38.89	47.60	10.10	—
04/24/2013—Cosan S.A	5 to 7	13.35%	27.33%	970,000	(120,000)	850,000	45.22	54.48	17.95	423
04/25/2014—Cosan S.A	5 to 7	12.43%	29.85%	960,000	(80,000)	880,000	39.02	43.92	15.67	816
08/31/2015—Cosan S.A	5 to 7	14.18%	33.09%	759,000	(100,000)	659,000	19.96	18.34	7.67	926

				13,214,000	(8,045,000)	5,169,000				3,109
Stock-Grant Programs
09/21/2017—Cosan Limited (i)	5	—	—	255,000	—	255,000	8.10—US$	—	8.10—US$	1,378
08/18/2017—Cosan Limited	10	—	—	2,053,632	(2,053,632)	—	7.32—US$	—	7.32—US$	27,668
04/27/2017—Cosan S.A	5	15.00%	32.75%	274,000	(64,900)	209,100	37.00	—	32.11	1,406
07/31/2017—Cosan S.A	5	15.00%	33.70%	298,107	(70,598)	227,509	32.22	—	36.06	922
07/31/2018—Cosan S.A	5	15.00%	33.70%	210,602	—	210,602	38.61	—	36.06	260
04/20/2017—Comgás	5	12.16%	27.20%	61,300	—	61,300	47.80	—	37.29	398
08/12/2017—Comgás	5	10.09%	30.00%	97,780	—	97,780	54.25	—	36.37	605
08/01/2018—Comgás	5	10.56%	32.38%	96,787	—	96,787	54.25	—	36.37	140
10/01/2015—Rumo S.A	5	11.33%	42.75%	1,485,900	(177,700)	1,308,200	6.10	—	6.10	1,488
01/02/2017—Rumo S.A	5	11.33%	42.75%	1,476,000	(129,500)	1,346,500	6.10	—	6.10	1,617
09/01/2017—Rumo S.A	5	9.93%	29.76%	870,900	(30,900)	840,000	10.42	—	10.42	1,809
08/01/2018—Rumo S.A	5	10.93%	31.91%	1,149,544	—	1,149,544	13.94	—	13.94	622

				8,329,552	(2,527,230)	5,802,322				38,313

(i) —Cash settled

Cosan Limited

Notes to the consolidated interim financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

ii.	Reconciliation of outstanding stocks

	Stock option programs		Stock- Grant Programs
	Quantity	Weighted-average exercise price - R$	Quantity
At January 1, 2018	6,146,000	32.28	4,515,837
Granted (i)	—	—	2,933,464
Vested (i)	(942,000)	23.32	(943,912)
Cancelled	(35,000)	—	(654,860)

At September 30, 2018	5,169,000	30.69	5,850,529

(i)	In the period ended September 30, 2018, 1,476,531 shares were granted and vested by the beneficiaries of the Stock-Grant Plan – Equity-settled – Cosan Limited.

31	Subsequent events

31.1	Acquisition of Shell Argentina Conclusion

On October 1, Raízen Combustíveis concluded the acquisition of 100% of the shares issued by Shell Argentina for US $ 916.00 thousand, of which: (i) US $ 100,000 thousand through a deposit made on April 24, 2018, (ii) US $ 370,000 paid on October 1, 2018 and (iii) US $ 446,000 will be paid through December 2019. (Note 1)

31.2	Approval of contractual amendment – Comgás and Petrobras

On October 17, the subsidiary Comgás and Petróleo Brasileiro SA—Petrobras approved contractual additions related to the supply of natural gas, subject to certain items being altered, without prejudice to compliance with the other agreed suspensive conditions between the parts. These instruments provide for the addition of existing supply contracts until December 2021.

31.3	Incorporation of Cosan Logistíca S.A. (“Cosan Logística”)

On October 24, Management informed the market that it would evaluate the feasibility of merging the subsidiary Cosan Logística into Cosan S.A (“Intended Transaction”), which would become the direct controlling shareholder of Rumo SA. However, after several questions from shareholders and investors regarding the extent and effectiveness of the proposed simplification, Management, on November 1, 2018, decided to cancel the intended transaction.

31.4	Capital increase in subsidiary CLE

On October 29, 2018, the Company carried out a capital increase in its subsidiary CLE in the amount of R$ 500,000, through the issuance of 500,000 new common shares.

31.5	Dividend payment - Comgás

On November 6, 2018, subsidiary Comgás decided and approved the payment of interim dividends in the amount of R $ 456,632, distributed based on the Company’s results for the year 2018.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2018

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer